082 - 01776





AR/S
12-31-09

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2009 AND 2008



MANNING ELLIOTT
CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Sun Entertainment Holding Corporation

We have audited the consolidated balance sheets of Sun Entertainment Holding Corporation as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, deficit, accumulated other comprehensive (loss) income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott LLP

Chartered Accountants

Vancouver, British Columbia

April 28, 2010

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and equivalents	$ 1,018,942	$ 1,806,586
Short-term investments	143,262	162,135
Accounts receivable	238,037	48,084
Inventory	93,692	117,888
Prepaid expenses and other deposits	6,809	7,912
Income tax recoverable	42,382	–
Advances to related parties (Note 5)	27,951	27,146
	1,571,075	2,169,751
FUTURE INCOME TAX ASSET (Note 8)	11,744	–
EQUIPMENT (Note 4)	20,838	34,878
	32,582	34,878
	$ 1,603,657	$ 2,204,629
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 5)	$ 507,009	$ 589,061
Taxes payable	–	119,032
Amounts due to related parties (Note 5)	96,199	169,863
	603,208	877,956
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)		
Authorized: 99,250,000 Common shares without par value		
Issued: 11,921,679 Common shares	3,298,095	3,298,095
Contributed surplus	7,500	7,500
	3,305,595	3,305,595
DEFICIT	(2,258,714)	(2,108,896)
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	(46,432)	129,974
	(2,305,146)	(1,978,922)
	1,000,449	1,326,673
	$ 1,603,657	$ 2,204,629

Contingencies (Note 10)
Commitments (Note 11)

Approved on Behalf of the Board of Directors:

"/s/ "Terrence O. Lashman"	*/s/ "John A. Singleton"*
Terrence O. Lashman, Director	John A. Singleton, Director

(The accompanying notes are an integral part of these consolidated financial statements)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	**2008**
REVENUE		
Royalties	$ 1,012,827	$ 1,607,764
Merchandise sales	704,210	511,890
Interest income	21,000	62,263
	1,738,037	2,181,917
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising	33,211	12,653
Amortization	11,044	6,276
Automobile	18,606	20,784
Insurance	30,313	22,456
Interest expense	827	8,923
Legal and professional	107,604	160,122
Management fees	24,000	24,000
Miscellaneous	23,264	34,920
Net product costs	336,731	306,666
Office	56,245	81,518
Outside services	103,623	100,813
Promotion and investor relations	87,656	114,586
Rent	67,954	63,009
Royalties	653,356	495,496
Salaries and wages	465,543	423,215
Transfer agent and regulatory	14,401	17,040
Utilities	29,316	29,687
	2,063,694	1,922,164
(LOSS) INCOME BEFORE OTHER ITEM AND TAXES	(325,657)	259,753
OTHER ITEM		
Recovery of payables (Note 7)	108,513	–
(LOSS) INCOME BEFORE TAXES	(217,144)	259,753
INCOME TAX RECOVERY (EXPENSE)		
Current tax recovery (expense) (Note 8)	55,582	(96,499)
Future income tax recovery (Note 8)	11,744	–
	67,326	(96,499)
NET (LOSS) INCOME	(149,818)	163,254
OTHER COMPREHENSIVE (LOSS) INCOME		
Unrealized (loss) gain on foreign exchange translation	(176,406)	237,597
COMPREHENSIVE (LOSS) INCOME	$ (326,224)	$ 400,851
BASIC AND DILUTED EARNINGS (LOSS) INCOME PER SHARE	$ (0.01)	$ 0.01
WEIGHTED AVERAGE SHARES OUTSTANDING	11,921,679	11,921,679

(The accompanying notes are an integral part of these consolidated financial statements)

CONSOLIDATED STATEMENTS OF DEFICIT

	2009	2008
Deficit, beginning of year	$ (2,108,896)	$ (2,272,150)
Net (loss) income for the year	(149,818)	163,254
Deficit, end of year	$ (2,258,714)	$ (2,108,896)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

	2009	2008
Accumulated other comprehensive (loss) income, beginning	$ 129,974	$ (107,623)
Foreign exchange translation adjustment for the year	(176,406)	237,597
Accumulated other comprehensive (loss) income, ending	$ (46,432)	$ 129,974

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income for the year	$ (149,818)	$ 163,254
Adjustments for non-cash items		
Amortization	11,044	6,276
Recovery of payables	(108,513)	–
Future income tax recovery	(12,761)	–
Changes in non-cash working capital items		
Accounts receivable	(213,680)	26,677
Inventory	8,294	(40,738)
Prepaid expenses	(8)	(763)
Income taxes	(157,220)	(270,807)
Accounts payable and accrued liabilities	109,192	(437,344)
	(513,470)	(553,445)
CASH FLOWS TO INVESTING ACTIVITIES		
Purchase of short-term investments	(4,245)	(5,275)
Purchase of equipment	(1,113)	(27,437)
	(5,358)	(32,712)
CASH FLOWS TO FINANCING ACTIVITIES		
Payment of amounts due to related parties	(59,129)	(456,624)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(209,687)	418,107
DECREASE IN CASH AND EQUIVALENTS DURING THE YEAR	(787,644)	(624,674)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	1,806,586	2,431,260
CASH AND EQUIVALENTS, END OF YEAR	$ 1,018,942	$ 1,806,586
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ 827	$ 8,923
Cash paid for income taxes	111,348	53,335

(The accompanying notes are an integral part of these consolidated financial statements)

1. NATURE OF OPERATIONS

Sun Entertainment Holding Corporation (the "Company") is engaged principally in earning royalties for the use of its master recordings and the merchandising of recorded music and memorabilia. The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises Inc., a company influenced by the President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of net sales, as defined in the licensing agreement.

The Company's revenues were derived principally from activity in the United States and the Company's assets are situated principally in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are expressed in Canadian dollars. The significant accounting policies followed by the Company in preparation of these consolidated financial statements, are summarized below.

b) Principles of consolidation

These consolidated financial statements include the accounts of the Company, which was incorporated in British Columbia, Canada is listed on the TSX Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated upon consolidation.

c) Inventory

Inventory consists of retail merchandise including CD recorded music and various consumer memorabilia products promoting the Sun logo. Inventory is stated at the lower of cost, using the first-in first-out inventory method, and net realizable value.

d) Revenue recognition

The Company receives both foreign and domestic royalties by licensing its master recordings to users who are licensed to sell recordings from masters leased to them by the Company. Terms of the license agreements vary; however, most agreements specify payments of minimum guaranteed royalties to the Company. The Company follows the practice of recognizing licensee royalties as income upon receipt because revenue earned from most royalty arrangements cannot be reasonably quantified prior to actual receipt and collectibility of this revenue cannot be assured until it is actually received.

Revenue from miscellaneous sales of recorded music and merchandise is recognized when product is shipped, persuasive evidence of a sale or other arrangement exists, the amount is determinable and collection is reasonably assured.

e) Record masters and advance royalty payments to artists

The Company follows the practice of charging to operations the cost of master recordings and any advance royalties paid to the artist if those advances are not recovered through royalties earned by the artist during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the U.S. subsidiary are considered to be self-sustaining from those of the parent company because the financial position of the subsidiary, which uses the U.S. dollar as its functional currency, is such that it is not financially dependant on or integrated with the parent company. The Company employs the current rate method for translating the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The exchange gains and losses arising from the translation of the U.S. subsidiary are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders' equity. As of December 31, 2009 and 2008, accumulated other comprehensive income (loss) consisted entirely of foreign exchange translation adjustments.

g) Long-lived assets

The Company reviews its long-lived assets for impairment at least annually or whenever changes in events or circumstances indicate that the carrying amount may not be recoverable. Assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. The Company's long-lived assets consist of equipment, and to December 31, 2009 no impairment losses have been recognized.

h) Earnings per share

Earnings per share computations are based upon the weighted average number of shares outstanding during the year. The Company has a simple share structure without any issued stock options or other potentially dilutive instruments, accordingly diluted earnings per share and basic earnings per share are the same.

i) Income taxes

The Company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for temporary differences between the financial statement carrying amounts and tax basis for various assets and liabilities using enacted tax laws and rates applicable to the periods in which these differences are expected to affect taxable income.

j) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the valuation of inventory, recognition of artists' royalty accruals payable and artist royalty expense due to frequent litigation by artists or their estates, recognition of royalty revenues due to the uncertainty over their calculation and timing of receipt, valuation allowances for future income tax assets, amortization, allowances for doubtful accounts receivable and contingent liabilities.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Cash and equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash and equivalents are carried at cost, plus accrued interest, which approximates market value.

l) Stock-based compensation

The Company uses the fair value method in accounting for stock-based compensation and other stock-based payments in accordance with CICA Handbook section 3870. The fair values of any stock-based awards or stock-based payments are expensed over the vesting period. As of December 31, 2009 and 2008 the Company has not issued any stock options and has not made any stock-based payments or awards.

m) Short-term investments

Short-term investments consist of term deposits held with financial institutions and are classified as held for trading. Short-term investments are recorded at cost plus accumulated interest which approximates fair market value.

n) New Accounting Standards

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

CICA Section 3064 *Goodwill and Intangible Assets* replaces Section 3062 *Goodwill and Intangible Assets*, and Section 3450 *Research and Development Costs,* which also resulted in amendments to related guidance contained in AcG-11 *Enterprises in the Development Stage* and Section 1000 *Financial Statement Concepts.* These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. The adoption of this standard had no impact on the Company's financial statements for fiscal 2009.

Emerging Issues Committee Abstracts ("EIC") 173 *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities* provides guidance on how to take into account an entity's own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard had no impact on the Company's financial statements for fiscal 2009.

In June 2009, the CICA amended Section 3862, *Financial Instruments – Disclosures.* These amendments are applicable to financial statements relating to the Company's annual financial statements ending December 31, 2009. The amendments provide for additional disclosure requirements about fair value measurements of financial instruments and enhanced liquidity risk disclosure requirements for publicly accountable enterprises. The additional required disclosures are included in Note 3 of these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

   o) Recent Accounting Pronouncements

   The recent accounting pronouncements that have been issued as new sources of GAAP but are not yet effective are described below:

   In January 2009, the CICA issued Section 1582 *Business Combinations*, which replaces Section 1581, *Business Combinations*; CICA Section 1601 *Consolidated Financial Statement* and Section 1602 *Non-Controlling Interests*, which replace Section 1600, *Consolidated Financial Statements*. These new standards are based on the International Financial Reporting Standard 3, *Business Combinations*. These new standards replace the existing guidance on business combination and consolidated financial statements. These new standards require that most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed. These new standards also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. This standard is effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company is currently assessing the future impact of this new standard on its financial statements.

   In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company's financial statements.

3. FINANCIAL INSTRUMENTS AND RISKS

   Classification

   Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

   The Company has classified its cash and equivalents and short-term investments as held-for-trading. Accounts receivable and advances to related parties are classified as loans and receivables and are measured at amortized cost with a subsequent measurement reduction for an allowance for doubtful accounts or a provision for impairment. Accounts payable and amounts due to related parties are classified as other liabilities.

3. FINANCIAL INSTRUMENTS AND RISKS (continued)

Classification (continued)

The following table summarizes information regarding the carrying values of the Company's financial instruments:

	2009	2008
Held for trading (i)	$ 1,162,204	$ 1,968,721
Loans and receivables (ii)	265,988	75,230
Other financial liabilities (iii)	603,208	258,924

(i) Cash and equivalents and short-term investments
(ii) Accounts receivable and advances to related parties
(iii) Accounts payable and amounts due to related parties

Fair values

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, advances to related parties, accounts payable and amounts due to related parties. The carrying amounts of these financial instruments are a reasonable estimate of their fair value because of their current nature, and the short-term investments are carried at fair values based on quoted market prices.

The Company classifies its fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Inputs that are not based on observable market date.

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total 2009
Cash and cash equivalents	$ 1,018,942	$ -	$ -	$ 1,018,942
Short-term investments	143,262	-	-	142,262
	$ 1,162,204	$ -	$ -	$ 1,162,204

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and equivalents, short-term investments, and accounts receivable. To minimize its credit risk the Company deposits its cash and equivalents and short-term investments in investment grade accounts with high quality financial institutions. Transaction costs are expensed as incurred.

3. FINANCIAL INSTRUMENTS AND RISKS (continued)

Credit Risk (continued)

The Company's accounts receivable are primarily with customers in the United States. Credit risk from accounts receivable encompasses the default risk of its customers. The Company manages its exposure to credit risk by only working with reputable companies. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be insignificant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts.

Financial assets past due

At December 31, 2009, the Company has a provision of $1,000 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired at December 31, 2009:

	Neither past due Nor impaired	31- 60 days	61-90 days	91+ days	Carrying Value
Trade accounts receivable	$ 203,035	$ 5,528	$ 2,346	$ 28,489	$ 239,398

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the total carrying value balance outstanding at December 31, 2009, 81% has been subsequently collected as at April 20, 2010. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2009, the Company had a provision for doubtful accounts of $1,000 which was made against trade accounts receivable in excess of twelve months old and where collection efforts to date have been unsuccessful.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company's financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms.

Market Risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest, and having operations based in the United States in its wholly-owned subsidiary, Sun Entertainment Corporation.

3. FINANCIAL INSTRUMENTS AND RISKS (continued)

Interest Rate Risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company's objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered excess of day-to-day requirements in highly liquid investments. When placing amounts of cash and cash equivalents in liquid investments, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Foreign Exchange Risk

The Company's financial instruments are substantially all denominated in U.S. dollars, and the U.S. dollar based operations of the Company's subsidiary are converted into Canadian dollars as the reporting currency in these consolidated financial statements (see Note 2(f)). Fluctuations in the exchange rates between the U.S. and Canadian dollar could have a material effect on the Company's business and on the reported amounts in these financial instruments. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2009, through its wholly-owned subsidiary, the Company has $1,398,527 (US$1,330,663) in financial instrument assets denominated in US dollars and $822,611 (US$864,564) in financial instrument liabilities denominated in US dollars for a net amount of $575,916 (US$466,099) exposed to foreign exchange risk.

Sensitivity Analysis

The Company has completed a sensitivity analysis to estimate the impact on net income that a change in foreign exchange rates or interest rates would have had in the 2009 year. This sensitivity analysis includes the following assumptions:

- Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
- Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

	Impact on net loss
	$
Change of +/- 10% in US$ foreign exchange rate	+/- 41,582

A change of 1% in the United States Base Rate would have an annual impact of approximately $4,158 on the Company's net loss.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company's results to differ from that shown above.

4. EQUIPMENT

	Cost	Accumulated Amortization	2009 Net Carrying Value	2008 Net Carrying Value
Automobile	$ 20,777	$ (20,777)	$ –	$ –
Office equipment	24,687	(14,437)	10,250	13,760
Computer software	18,151	(7,563)	10,588	21,118
Total	$ 63,615	$ (42,777)	$ 20,838	$ 34,878

Equipment is stated at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets at the following rates per annum:

Automobile	straight line basis - 3 years
Office equipment	declining balance basis 40%
Computer software	straight line basis – 3 years

5. RELATED PARTY TRANSACTIONS

a) The following is a summary of balances and transactions with the President of the Company's subsidiary and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

	2009	2008
Balance Sheet:		
Amounts due to companies influenced by the President	$ 96,199	$ 169,863
Amounts due from a partnership influenced by the President (see (b) below)	27,951	27,146
	124,150	197,009
Income Statement:		
Management fees incurred to a company controlled by a director	$ 24,000	$ 24,000
Royalties incurred to a company influenced by the President (Note 1)	35,861	65,472
Commissions incurred to a partnership influenced by the President (see (b) below)	51,390	44,107
Rent incurred to a company influenced by the President	67,954	63,009
Non-competition or consulting payments	76,514	92,909
	$ 255,719	$ 284,497

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing without specific terms of repayment.

b) The Company has exclusive license rights to use the Sun trademarks and logo on clothing and other non-music retail merchandise. The Company pays commissions ranging from 5% to 25% on sales of this retail merchandise to a partnership influenced by the President of the Company that owns the Sun trademarks and logo.

5. RELATED PARTY TRANSACTIONS (continued)

c) Premises

The Company's subsidiary occupies premises and facilities owned by a company influenced by the President without a long-term lease. During 2009 the Company authorized its subsidiary to lease the premises and facilities from the company influenced by the President for the year for consideration of $67,954. The consideration is considered by the Company's management to approximate fair value. The Company has no long-term commitment to lease these premises and facilities from the company controlled by the President.

6. SHARE CAPITAL

	Number of Shares	Amount $
Issued:		
Balance at December 31, 2009, 2008 and 2007	11,921,679	$ 3,298,095

Stock options

The Company has adopted an incentive stock option plan in the current year, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares of the Company, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company.

The number of shares subject to an Option to a Participant, other than a Consultant (as defined in the policies of the TSX Venture Exchange) and an Employee (as defined in the policies of the TSX Venture Exchange) conducting Investor Relations Activities (as defined in the policies of TSX Venture Exchange) shall be determined by the Committee, but no Participant, where the Company is listed on any stock exchange, shall be granted an Option which exceeds the maximum number of shares permitted under any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, which maximum number of shares is presently an amount equal to 5% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period.

As at December 31, 2009 there were no options issued or outstanding.

7. RECOVERY OF PAYABLES

During 2009 the Company had accounts payable balances which were unpaid for over six years without any claims being made by the creditors against the Company. Management considered these amounts to be no longer payable due to the statute of limitations on claims and in 2009 a recovery of $108,513 was recorded.

8. INCOME TAXES

The reconciliation of differences between the Company's reported income tax expense at the effective rate and the expense that would otherwise result from the application of statutory rates for Canadian and U.S. taxes is as follows:

	2009	2008
Income tax expense (recovery) at the combined U.S. federal and state statutory tax rate of 38%	$ (82,515)	$ 120,307
Reduction for effect of lower marginal tax rates	5,374	(18,962)
Differences between financial statement expenses and tax deductible expenses	9,815	(4,846)
Provision for income taxes (recovery) at effective rate	$ (67,326)	$ 96,499

The significant components of the Company's potential future tax assets are comprised of differences between the financial statement and tax basis of the following items:

	2009	2008
Canadian tax losses	$ 233	$ 188
US state tax losses	11,744	–
Differences for depreciable equipment	(4,043)	(1,611)
Differences for exploration expenses	29,085	34,901
	37,019	33,478
Less valuation allowance	(25,275)	(33,478)
Future income tax asset	$ 11,744	$ –

The Company has recognized its 2009 state tax losses carry forward as a future tax asset.

9. ECONOMIC DEPENDENCE

Approximately 49% of the Company's non-merchandise sales are made to three customers (2008 - 51% to four customers). Additionally, 58% of merchandise sales are made to one customer (2008 - 57%). The loss of a material amount of sales to any of these customers could have a material adverse effect on operations.

The Company's operations are dependent on the license rights to use certain master sound recordings owned by Shelby Singleton Enterprises Inc. (see Note 1) as substantially all of the Company's sales are generated from the license rights to use these recordings.

10. CONTINGENCIES

From time to time, the Company is involved in various complaints, claims and litigation arising in the ordinary course of its business. These claims relate primarily to disputes over royalties payable, defence of the Company's intellectual property rights, trademarks, and name. At any time the Company may be pursuing one or more of such actions and any expense related to them are expensed as incurred. Expenses relating to the settlement of royalty claims are accrued based on management's estimate of the most likely outcome of such claims and are revised as more information is attainable or as claims are settled. As at December 31, 2009 the Company is not involved in any litigation or open claims.

11. COMMITMENTS

The Company leases certain equipment and an automobile under long-term leases. The leases expire at varying dates to December 31, 2012.

The Company leases its premises on a year-to-year basis (see Note 5).

During the year the Company entered into a consulting agreement with an Executrix of an Estate with shareholdings and influence over the Company for a five-year term commencing October 7, 2009. The Company is committed to annual payments under the agreement of $85,650 (denominated in US$75,000) that terminate unless the contract is renewed on October 7, 2014.

Total commitments over the next five years, under the consulting agreement and other obligations are as follows:

2010	$ 86,518
2011	80,881
2012	80,367
2013	78,825
2014	54,578
Total	$ 381,169

12. SEGMENTED INFORMATION

The Company's activities have been devoted to the reproduction and resale of certain master sound recordings owned by Shelby Singleton Enterprises, Inc. The Company is considered to be in a single line of business and the Company operates in primarily one geographic segment, being North America. Consequently no segmented information has been provided.

13. COMPARATIVE FIGURES

Certain comparative figures for 2009 have been reclassified to ensure comparability with those of the current period. Such reclassification does not have any effect on the assets or earnings previously reported.

14. CAPITAL MANAGEMENT

The company considers its cash and cash equivalents, short term investments, share capital and contributed surplus as capital, which at December 31, 2009 totalled $4,467,799 (2008 - $5,274,316).

The Company manages its capital structure in order to ensure sufficient resources are available to meet day to day operating requirements; to allow it to enhance existing product offerings as well as develop new ones and to have the financial ability to expand the size of its operations by taking on new customers. In managing its capital structure, the Company takes into consideration various factors, including the seasonality of merchandise production and repurchase, merchandise sales as well as music technology obsolescence.

The Company's officers and senior management take full responsibility for managing the Company's capital and do so through quarterly meetings and regular review of financial information. The Company's Board of Directors is responsible for overseeing this process. Methods used by the Company to manage its capital include debt financing with related parties. The Company is not subject to any externally imposed capital requirements.

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
TWELVE MONTHS ENDED DECEMBER 31, 2009

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2009.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy and from digital download companies Apple iTunes and eMusic in the United States and Charly in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials and sums received from sales of merchandise that features the Company's logo.

OVERALL PERFORMANCE

Revenues

Revenues for the twelve month period ending December 31, 2009 were $1,738,000 down 20% compared to $2,182,000 for the same period of 2008. Royalty and license fee revenues for the period ending December 31, 2009 were $1,013,000 compared to $1,608,000 for the same period of 2008, which is a 37% decrease. Sales of cd's and merchandise containing the Sun Records logo and artists names and likeness was $704,000, which was an increase 27% during the current period over the same period in 2008 due to a major purchase by a national restaurant/gift shop chain.

During the current period, seventy (70%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining thirty (30%) percent received from licensees outside the

United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), Sony Music Entertainment and Madacy Entertainment. Royalty revenues from the digital download companies are becoming more significant for the Company and during the period ending these royalties accounted for twenty-four (24%) percent of the total royalty revenues received by the Company and this compares to fifteen (15%) for the same period in 2008. The Company receives most of its revenues from outside the United States from Charly in Europe.

Cost of Goods Sold
The cost of goods sold (including royalty expense to artists, producers and publishers) for the twelve month period ending December 31, 2009 were $990,087 compared to $802,162 for the same period of 2008. Increased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused a increase in the royalty expense portion of cost of goods sold and increased purchases of Sun logo enhanced merchandise caused an increase in the merchandise portion of cost of goods sold.

Expenses
Overhead for the twelve month period ending December 31, 2009 was $1,073,607 compared to $1,120,002 for the same period of 2008.

Statement of Operations & Deficit
The earnings (loss) for the twelve month period ending December 31, 2009 were ($149,818) compared to $163,254 for the same period of 2008. The decrease in earnings was due to the decrease in royalty revenues, increase in overhead and the decline of the value of the US dollar against the Canadian dollar .

Finance & Cash Flow
Cash used in operating activities during the twelve month period ending December 31, 2009 was $513,470 compared to cash used by operating activities of $553,445 for the same period of 2008. The decrease in cash usage was primarily due to the billing terms for merchandise purchased during the current period.

Cash used in investing activities during the twelve month period ending December 31, 2009 was $5,358 compared to cash used of $32,712 for the same period of 2008.

Cash used in financing activities during the twelve month period ending December 31, 2009 was $59,129 compared to cash used of $456,624 for the same period of 2008. The change in cash was primarily due lower cash repayments of related party loans.

MARKET

Worldwide recorded music sales fell by about 10% in 2009 and revenue growth from digital services was insufficient to compensate for a continuing fall in sales of compact discs (cds), according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). The report also states that while global digital sales in 2009 increased by 12% over those sales in 2008 to US$4.2 billion, total global sales of cds in 2009 decreased by 16% , causing overall industry revenue to decline to about $15.8 billion in 2009 from about $17.5 billion in 2008. The music business still relies on approximately 73% of global sales from physical product against 27% digital. IFPI estimates that 95% of downloaded music is stolen by the consumer and the music industry continues to explore ways to wipe out the rampant piracy that is a critical threat to all companies whose main business is music and digital piracy is blamed for most of the 30% decline in music sales from 2004 to 2009. In the first quarter of 2010, the erosion in cd sales slowed in the United States, album sales were down 6.1%% compared to the same period in 2009. Digital sales in the first quarter of 2010 showed their first year-on-year quarterly decline, falling 0.9% of those in the same period of 2009.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. "Chapel Of Love" as performed by The Dixie Cups was used in the network television shows CSI NEW YORK and BOSTON LEGAL and in an HBO special, A

FAMILY IS A FAMILY-ROSIE O'DONNELL. "Cryin' In The Streets" as performed by George Perkins and The silver Stars was used in the PBS civil rights documentary LET FREEDOM SING. "You Belong To Me" as performed by Patti Page was included in the motion picture SAVING GRACE B JONES. Special three CD packages by Johnny Cash and The Oak Ridge Boys were manufactured and shipped in the fourth quarter 2009 to a national restaurant/gift shop chain in the United States. Digital music sales are becoming more popular with consumers and the Company is in negotiations with several companies to expand its presence in the digital market for permanent downloads and mobile telephone uses of the Company's master recordings. The use of the Company's iconic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers. The Company is currently exploring opportunities with companies in different industries. Sun/Elvis and other merchandise can be seen and ordered through a special website, www.sunelvis.com.

In December 2009, VIVA ELVIS, a new Cirque du Soleil show, opened in Las Vegas at the new City Center Aria hotel. The Company licensed the Sun logo for use in the show and its use is prominent. The stage curtain contains a full mix of Sun and RCA Elvis 45 rpm record label reproductions, which are viewed by the audience when entering the theatre and the Sun label is also used during scenes of the performance. The Company is also selling Sun/Elvis merchandise to the show gift shop, which is located near the theatre.

SELECTED ANNUAL INFORMATION

	2009	2008	2007
Revenues	$1,738,037	$2,181,917	$3,371,584
Cost of sales	$990,087	$802,162	$1,202,007
Gross profit	$747,950	$1,379,755	$2,169,577
% Gross profit	43.03%	63.23%	64.35%
Expenses	$1,073,607	$1,120,002	$1,244,682
Net income (Loss)	$(149,818)	$ 163,254	$ 562,002
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	($ 0.01)	$ 0.01	$ 0.05
Total assets	$1,603,657	$2,204,629	$2,693,167
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2009	2009	2009	2009	2008	2008	2008	2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	751,358	237,110	457,417	292,152	523,932	365,113	896,498	396,374
Net Earnings (Loss)	129,618	(118,810)	(44,469)	(116,157)	187,067	(41,107)	337,530	(223,737)
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.01	(0.01)	(0.01)	(0.01)	0.01	(0.01)	0.03	(0.02)

LIQUIDITY AND RISKS

As at December 31, 2009, the Company had a working capital excess of $967,867 compared to a working capital excess of $1,291,795 as at December 31, 2008, the end of the Company's last completed fiscal year. The decreased excess was a direct result of the decreased inventory, decrease in due to affiliate and decrease in income taxes payable and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of balances and transactions with the President of the Company's subsidiary and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

		2009		2008
Balance Sheet:				
Amounts due to companies influenced by the President	$	96,199	$	169,863
Amounts due from a partnership influenced by the President		27,951		27,146
		124,150		197,009
Income Statement:				
Management fees incurred to a company controlled by a director	$	24,000	$	24,000
Royalties incurred to a company influenced by the President		35,861		65,472
Commissions incurred to a partnership influenced by the President		51,390		44,107
Rent incurred to a company influenced by the President		67,954		63,009
Non-competition or consulting payments		76,514		92,909
	$	255,719	$	284,497

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

Significant areas requiring the use of estimates include the valuation of inventory, recognition of artists' royalty accruals payable and artist royalty expense due to frequent litigation by artists or their estates, recognition of royalty revenues due to the uncertainty over their calculation and timing of receipt, valuation allowances for future income tax assets, amortization, allowances for doubtful accounts receivable and contingent liabilities.

NEW ACCOUNTING STANDARDS

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

CICA Section 3064 Goodwill and Intangible Assets replaces Section 3062 Goodwill and Intangible Assets, and Section 3450 Research and Development Costs, which also resulted in amendments to related guidance contained in AcG-11 Enterprises in the Development Stage and Section 1000 Financial Statement Concepts. These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. The adoption of this standard had no impact on the Company's financial statements for fiscal 2009.

Emerging Issues Committee Abstracts ("EIC") 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities provides guidance on how to take into account an entity's own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard had no impact on the Company's financial statements for fiscal 2009.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. These amendments are applicable to financial statements relating to the Company's annual financial statements ending December 31, 2009. The amendments provide for additional disclosure requirements about fair value measurements of financial instruments and enhanced liquidity risk disclosure requirements for publicly accountable enterprises. The additional required disclosures are included in Note 3 of these financial statements.

The recent accounting pronouncements that have been issued as new sources of GAAP but are not yet effective are described below:

In January 2009, the CICA issued Section 1582 Business Combinations, which replaces Section 1581, Business Combinations; CICA Section 1601 Consolidated Financial Statement and Section 1602 Non-Controlling Interests, which replace Section 1600, Consolidated Financial Statements. These new standards are based on the International Financial Reporting Standard 3, Business Combinations. These new standards replace the existing guidance on business combination and consolidated financial statements. These new standards require that most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed. These new standards also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. This standard is effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company is currently assessing the future impact of this new standard on its financial statements.

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company's financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, advances to related parties, accounts payable and amounts due to related parties. The carrying amounts of these financial instruments are a reasonable estimate of their fair value because of their current nature, and the short-term investments are carried at fair values based on quoted market prices.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

CORPORATE DISCLOSURE

The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2009 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2009. This evaluation was performed by the Chief Executive Officer and Chief Financial Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.


SUN

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

September 13, 2010

United States Securities and Exchange Commission
100 F Street North East
Washington, District of Columbia
United States 20549

Attn: Mail Stop Room 3628

Re: Sun Entertainment Holding Corporation
File No: 82-1776

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report dated September 30, 2009
- Management Discussion & Analysis dated 30 September, 2009
- CEO Form 52-109FV2 dated November 27, 2009
- CFO Form 52-109FV2 dated November 27, 2009
- News Release dated December 14, 2009
- News Release dated January 26, 2010
- Annual Financial Statements dated December 31,2009
- Management Discussion & Analysis dated December 31, 2010
- CEO Form 52-109FV2 dated May 14, 2010
- CFO Form 52-109FV2 dated April 30, 2010

Sun Entertainment Holding Corporation

Yours truly,

Terry O. Lashman
Encl.

RECEIVED
2010 SEP 22 P 1:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

QUARTERLY REPORT
SEPTEMBER 30, 2009

SCHEDULE A:

1. Balance Sheet
2. Statements of Operations and Deficit
3. Statement of Changes in Financial Position
4. Notes to Consolidated Financial Statements

SCHEDULE C:

5. Management Discussion

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
September 30, 2009 and December 31, 2008
(Prepared by Management)

Schedule A
Exhibit 1

ASSETS:

CURRENT ASSETS:	30-Sep-09	31-Dec-08
Cash	596,993	798,347
Royalty Reserve Cash	933,759	1,197,520
Accounts receivable	63,228	48,084
Inventory	163,554	117,888
Prepaid expenses	30,705	7,912
Total Current Assets	1,788,239	2,169,751
Fixed Assets; less accumulated depreciation of $36,844(2008), $36,395 (2007)	25,815	34,878
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	1,814,054	2,204,629
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	638,872	589,061
Income Taxes Payable	0	119,032
Due to Affiliate	181,568	169,863
Total current liabilities	820,440	877,956
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,311,981)	(1,978,922)
	993,614	1,326,673
	1,814,054	2,204,629

Approved by the Directors:

________________________ Director

________________________ Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
September 30, 2009
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Sep 30 2009	9 Months Ended Sep 30 2009	3 Months Ended Sep 30 2008	9 Months Ended Sep 30 2008
ROYALTY REVENUES	158,211	770,523	244,535	1,169,653
INTEREST AND OTHER REVENUES	78,899	183,264	120,578	488,332
TOTAL REVENUES	237,110	953,787	365,113	1,657,985
OPERATING EXPENSES				
Wages	92,206	303,027	91,019	237,531
Outside Services	22,571	78,552	25,616	73,689
Office supplies	4,159	17,243	8,961	25,236
Postage	4,563	13,683	4,926	8,899
Rent	2,197	8,224	4,387	8,117
Auto	3,669	13,131	5,450	14,667
Security	(3)	63	38	2,099
Software	1,415	3,231	9,300	22,435
Copy Machine	128	418	275	6,469
Telephone	2,597	9,523	2,821	8,964
Dues & Subscriptions	1,815	7,011	3,340	6,338
Disposal	829	4,049	1,242	3,523
Copyrights & Trademarks	(2)	52	0	0
Consulting &Commissions	12,401	50,976	35,527	60,113
Product Costs	47,392	106,270	(1,329)	183,166
Royalty Expense	68,683	290,965	119,059	471,786
Travel, entertainment and promotion	17,401	71,913	19,236	86,458
Legal and accounting	12,047	92,057	35,311	141,522
Utilities and taxes	10,054	33,698	11,065	30,590
Insurance	9,341	23,107	8,888	20,846
Management fees	27,674	73,126	15,541	124,108
Listing and transfer fees	2,568	13,068	840	16,207
Bank charges and interest	9,254	13,765	1,955	22,133
Amortization of goodwill	1,553	5,068	905	2,623
Repairs and maintenance	1,408	1,003	1,849	7,782
Total operating expenses	355,920	1,233,223	406,222	1,585,300
INCOME (LOSS) FROM OPERATIONS	(118,810)	(279,436)	(41,108)	72,685
FOREIGN EXCHANGE	1	1	(1)	(0)
EARNINGS (LOSS) FOR THE PERIOD	(118,809)	(279,435)	(41,107)	72,686
DEFICIT, BEGINNING	(2,193,172)	(2,032,546)	(2,112,487)	(2,226,280)
DEFICIT, ENDING	(2,311,981)	(2,311,981)	(2,153,594)	(2,153,594)
EARNINGS (LOSS) PER SHARE	($0.02)	$0.01	($0.01)	$0.01

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
September 30, 2008
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Sep 30 2009	9 Months Ended Sep 30 2009	3 Months Ended Sep 30 2008	9 Months Ended Sep 30 2008
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	(118,809)	(279,435)	(41,107)	72,686
Amortization of goodwill, a charge not involving cash				
	(118,809)	(279,435)	(41,107)	72,686
Net change in non-cash working capital balances relating to operations	47,931	185,680	671,579	855,117
	(166,740)	(465,115)	(712,686)	(782,431)
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERI(	(166,740)	(465,115)	(712,686)	(782,431)
CASH AT BEGINNING OF PERIOD	1,697,492	1,995,867	2,487,644	2,557,389
CASH AT END OF PERIOD	1,530,752	1,530,752	1,774,958	1,774,958

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

1. NATURE OF OPERATIONS

The Company is engaged principally in receiving royalties for use of its master recordings and the merchandising of recorded music and memorabilia. The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

The Company's revenues were derived principally from activity in the United States and the Company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at September 30	1.0707	1.0641
Average rate for the period	1.1485	1.0352

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant accounting policies followed by the Company in preparation of these consolidated financial statements, are summarized below. The differences between Canadian GAAP and those generally accepted in the United States are discussed in Note 14 to these consolidated financial statements. All amounts are reported in Canadian dollars unless otherwise stated.

b) Principles of consolidation

These financial statements include the accounts of the Company, which was incorporated in British Columbia, Canada is and listed on the TSX Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

c) Inventory

Inventory consists of retail merchandise including CD recorded music and various consumer memorabilia products promoting the Sun logo. Inventory is stated at the lower of cost using the first-in, first-out inventory method or net realizable value.

d) Revenue recognition

The Company receives both foreign and domestic royalties by licensing its master recordings to users who are licensed to sell recordings from masters leased to them by the Company. Terms of the license agreements vary; however, most agreements specify payments of minimum guaranteed royalties to the Company. The Company follows the practice of recognizing licensee royalties as income upon receipt because revenue earned from most royalty arrangements

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

cannot be reasonably quantified prior to actual receipt and collectability of this revenue cannot be assured until it is actually received.

Revenue from miscellaneous sales of recorded music and merchandise is recognized when product is shipped, persuasive evidence of a sale or other arrangement exists, the amount is determinable and collection is reasonably assured.

e) Record masters and advance royalty payments to artists

The Company follows the practice of charging to operations the cost of master recordings and any advance royalties paid to the artist if those advances are not recovered through royalties earned by the artist during the year.

f) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the U.S. subsidiary are considered to be self-sustaining from those of the parent company as of January 1, 2005 because the financial position of the subsidiary, which uses the U.S. dollar as its functional currency, is such that it is not financially dependant on or integrated with the parent company. The Company employs the current rate method for translating the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The exchange gains and losses arising from the translation of the U.S. subsidiary are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders' equity.

g) Long-lived assets

The Company reviews its long-lived assets for impairment at least annually or whenever changes in events or circumstances indicate that the carrying amount may not be recoverable. Assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. The Company's long-lived assets consist of equipment, and to September 30, 2009 no impairment losses have been recognized.

h) Earnings per share

Earnings per share computations are based upon the weighted average number of shares outstanding during the year. As the Company has a simple share structure without stock options or other potentially dilutive instruments only basic earnings per share are presented in these financial statements.

i) Income taxes

The Company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for temporary differences between the financial statement carrying amounts and tax basis for various assets and liabilities using enacted tax laws and rates applicable to the periods in which these differences are expected to affect taxable income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the valuation of inventory, recognition of artists' royalty accruals payable and artist royalty expense due to frequent necessary litigation by artists or their estates, recognition of royalty revenues due to the uncertainty over their calculation and timing of receipt, valuation allowances for future income tax assets, amortization and allowances for doubtful accounts receivable.

k) Cash and equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash and equivalents are carried at cost, plus accrued interest, which approximates market value.

l) Stock-based compensation

The Company uses the fair value method in accounting for stock-based compensation and other stock-based payments in accordance with CICA Handbook section 3870. The fair values of any stock-based awards or stock-based payments are expensed over the vesting period. As of December 31, 2009 and 2008 the Company has no stock-based award plans and has not made any stock-based payments.

m) Short-term investments

Short-term investments consist of term deposits held with financial institutions and are classified as held for trading. Short-term investments are recorded at cost plus accumulated interest which approximates fair market value.

n) Variable Interest Entities

Variable interest entities ("VIE") are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns. The Company does not currently have any variable interest entities.

o) New Accounting Standards

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

Section 1530 *Comprehensive Income*

Section 3251 *Equity*

Section 3855 *Financial Instruments – Recognition and Measurement*

Section 3861 *Financial Instruments – Disclosure and Presentation*

Section 3865 *Hedges*

These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company's cumulative transaction adjustment was reclassified to other comprehensive income. There were no other opening adjustments recorded on the adoption of these standards.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

On January 1, 2007, the Company also adopted CICA Section 1506 *Accounting Changes,* which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective. The Company has not made any voluntary changes in accounting principles affecting these consolidated financial statements. The recent accounting pronouncements that have been issued as new sources of GAAP but are not yet effective are described below:

p) Recent Accounting Pronouncements

CICA Section 1400 *General Standards of Financial Statement Presentation* provides revised guidance on management's responsibility to assess and disclose the Company's ability to continue as a going concern. On January 1, 2008 the Company will adopt this standard and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 1535 *Capital Disclosures* establishes standards for the disclosure of the Company's objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital. On January 1, 2008 the Company will adopt this standard, and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3031 *Inventories* contains expanded guidance related to cost measurement and disclosure requirements. On January 1, 2008 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3064 *Goodwill and Intangible Assets* replaces Section 3062 *Goodwill and Intangible Assets,* and Section 3450 *Research and Development Costs,* which also resulted in amendments to related guidance contained in AcG-1 1 *Enterprises in the Development Stage* and Section 1000 *Financial Statement Concepts.* These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2009.

CICA Section 3862 *Financial Instruments - Disclosures* and Section 3863 *Financial Instruments - Presentation* replaces Section 3861 *Financial Instruments - Disclosure and Presentation.* These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments. On January 1, 2008 the Company will adopt this standard and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company's consolidated financial statements.

3. FINANCIAL INSTRUMENTS

Fair Values

The carrying value of cash, accounts receivable, accounts payable, due to related parties, and the current portion of note payable approximates their fair values due to the immediate or short-term maturity of these financial instruments. The fair value of the short term investments is estimated at cost plus accumulated interest.

3. FINANCIAL INSTRUMENTS (continued)

a) Foreign Exchange Currency Risk

The Company's financial instruments are substantially all denominated in U.S. dollars, and the U.S. dollar based operations of the Company's subsidiary are converted into Canadian dollars as the reporting currency in these financial statements (see Note 2(f)). Fluctuations in the exchange rates between U.S. and Canadian dollar could have a material effect on the Company's business and on the reported amounts in the Company's financial instruments.

b) Credit and Interest Rate Risks

In management's opinion, the Company is not exposed to significant credit or interest rate

risks

c) Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financials assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

The Company has classified its cash and equivalents and short-term investments as held-for-trading. Accounts payable and amounts due to related parties are classified as other liabilities.

4. GOODWILL

	2009	2008
Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment provision	(147,535)	(147,535)
	$ 0	$ 0

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	$	$
Balance Sheet:		
Accounts payable to companies controlled by directors	0	0
Advances from directors	0	0
Due to companies controlled by directors	181,568	67,903
Statement of Operations:		
Management fees incurred to a company controlled by a director	18,000	18,000
Royalties incurred to company controlled by a director (Note 2)	38,526	55,417

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at September 30, 2009 and 2008	11,921,679	$ 3,298,095

7. INCOME TAXES

The reconciliation of differences between the Company's reported income tax expense at the effective rate and the expense that would otherwise result from the application of statutory rates for Canadian and U.S. taxes is as follows:

		2007	2006	2005
Income tax expense at the combined U.S. federal and state statutory tax rate of 35%	$	381,770 $	365,201	$
Utilization of accumulated tax losses carried forward		(61)	(35,859)	(70,430)
Reduction for effect of lower marginal tax rates		(26,505)	(11,823)	–
Differences between financial statement expenses and tax deductible expenses		7,689	(7,381)	
Provision for income taxes at effective rate	$	362,893	310,138 $	–

Sun Entertainment Holding Corporation has Canadian tax losses of approximately $22,995 available to offset future taxable income. These losses expire after the 2008 year-end.

7. INCOME TAXES (continued)

The significant components of the Company's potential future tax assets are comprised of differences between the financial statement and tax basis of the following items:

		2007	2006	2005
Canadian tax losses		$7,243 $	7,905$	86,146
US tax losses				9,940
Differences for depreciable equipment		(1,448)	(1,573)	571
Differences for exploration expenses		36,646	39,697	42,187
		42,441	46,029	138,844
Less valuation allowance		(42,441)	(46,029)	(138,844)
Net carrying amount	$	– $	– $	–

8. ECONOMIC DEPENDENCE

Approximately 55% of the Company's sales are made to three customers. (2006 - 42% to two customers) The loss of a material amount of sales to any of these customers could have a material adverse effect on operations.

The Company's operations are dependent on the license rights to use certain master sound recordings owned by Shelby Singleton Enterprises Inc. (see Note 1) as substantially all of the Company's sales are generated from the license rights to use these recordings.

9. CONTINGENCIES

From time to time, the Company is involved in various complaints claims and litigation arising in the ordinary course of its business. These claims relate primarily to disputes over royalties payable, defence of the Company's intellectual property rights, trademarks, and name. At any time the Company may be pursuing one or more of such actions and any expense related to them are expensed as incurred. Expenses relating to settlement of royalty claims are accrued based on management's estimate of the most likely outcome of such claims and are revised as more information is attainable or as claims are settled. The Company is defending an action which claims additional artists' royalties due for certain artists in past years. A provision for the cost of resolving this matter has been included in accrued liabilities. Management expects that this matter will be settled at the cost provided for in accrued liabilities, however due to the inherent uncertainties of this claim; the ultimate resolution of this matter could result in costs in excess of those currently provided for.

10. COMMITMENTS

The Company leases certain equipment and an automobile under long-term leases. The leases expire at varying dates to December 31, 2012.

The premises lease is renewed on a year-to-year basis. (Note 5)

The Company entered into a non-competition agreement with a director for a five-year term commencing October 31, 2007. The Company is committed to annual payments to the director under the agreement of $86,064 (denominated in US$87,100).)

10. COMMITMENTS

(continued) The commitments over the next five years are as follows:

2008	$	98,597
2009		98,597
2010		93,297
2011		87,996
2012		73,169

11. SEGMENTED INFORMATION

The Company's activities have been devoted to the reproduction and resale of certain master sound recordings owned by Shelby Singleton Enterprises, Inc.; accordingly, the Company is considered to be in a single line of business and the Company operates in primarily one geographic segment, being North America. Consequently no segmented information has been provided.

12.. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principals generally accepted in the United States ("US GAAP"). There were no material differences between Canadian and US GAAP in these consolidated financial statements for the years ending December 31, 2007, 2006 and 2005.

Recent US GAAP Pronouncements

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133.* SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to result in a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent Accounting Pronouncements (continued)

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), *Business Combinations.* SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.* SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, "Fair Value Measurements". The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent Accounting Pronouncements (continued)

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and, second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

SCHEDULE C
EXHIBIT 6

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2009

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2008 as well as the unaudited interim consolidated financial statements and notes for the nine months ended September 30, 2009.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy, Time-Life Music and from digital download companies Apple iTunes and eMusic in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials and sums received from sales of merchandise that features the Company's logo.

OVERALL PERFORMANCE

Revenues

Revenues for the nine month period ending September 30, 2009 were $953,787 down 42% compared to $1,657,985 for the same period of 2008. Royalty and license fee revenues for the current period were $770,523 compared to $1,169,653 for the same period of 2008, which is a 34% decrease. Sales of merchandise containing the Sun Records logo and artists names and likeness was $183,263, which was an decrease of about 50% during the current period over the same period in 2008 due to a major purchase by a national restaurant/gift shop chain.

During the current period, sixty nine (83%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining thirty one (17%) percent received from licensees outside the United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), SonyBMG Music (the music partnership of Bertelsmann Company and Sony Music Entertainment), Madacy Entertainment and Time-Life Music (a Direct Holdings America company). Royalty revenues from the digital download companies are becoming more significant for the Company and during the current period these royalties accounted for twenty-nine and a half (29.5%) percent of the total royalty revenues received by the Company and this compares to sixteen (16%) for the same period in 2008. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Cost of Goods Sold

The cost of goods sold (including royalty expense to artists, producers and publishers) for the nine month period ending September 30, 2009 were $397,235 compared to $654,952 for the same period of 2008. Decreased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused a decrease in the royalty expense portion of cost of goods sold and increased purchases of Sun logo enhanced merchandise caused an increase in the merchandise portion of cost of goods sold.

Expenses

Overhead for the nine month period ending September 30, 2009 was $835,988 compared to $930,348 for the same period of 2008.

Statement of Operations & Deficit

The loss for the nine month period ending September 30, 2009 was $279,436 compared to earnings of $72,686 for the same period of 2008. The decrease in earnings was due to the decrease in royalty revenues and the decline of the value of the US dollar against the Canadian dollar.

Finance & Cash Flow

Cash used in operating activities during the nine month period ending September 30, 2009 was $465,115 compared to $1,086,111 for the same period of 2008. The decrease in cash usage was primarily due to the billing terms for merchandise purchased during the current period and the decrease in expenses such as cost of goods sold.

No cash was used in investing activities during the nine month period ending September 30, 2009 or for the same period of 2008.

There were no financing activities during the nine month period ending September 30, 2009 or for the same period of 2008.

MARKET

Worldwide physical (e.g. cds) continue to fall quickly, but they still are not being compensated by digital equivalents, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). The report also states that while global digital sales in 2008 increased by 24.1% over those sales in 2007 to US$3.78 billion and performance income increased by 16.2% in 2008, total global sales in 2008 decreased by 8.3% to US$18.4 billion. A decrease in 2008 physical sales of 15.4% was the cause of the overall drop of music sales in 2008. In the United States, the world's largest market for music, the 2008 results are worse, for physical sales in 2008 decreased by nearly a third, or approximately US$1 billion. While digital sales in the United States grew by 16.5% to US$1.78 billion and performance income increased by 133%, total music sales were down 18.6 % (the biggest drop in the world) to US$4.9 billion. The music business still relies on approximately 75% of global sales from physical product against just 4% digital. IFPI estimates that 95% of downloaded music is stolen by the consumer and the music industry continues to explore ways to wipe out the rampant piracy that is a critical threat to all companies whose main business is music. In the first quarter of 2009, the rapid erosion in cd sales shows no signs of letting up for in the United States, cd sales plunged 20.3%

compared to the same period in 2008. Digital sales in the first quarter of 2009 were up 17% of those in the same period of 2008 and some US music executives expect digital sales to overtake physical sales by the end of 2009.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Special three CD packages by Johnny Cash and The Oak Ridge Boys are currently being manufactured for shipment in the fourth quarter 2009 to a national restaurant/gift shop chain in the United States. Digital music sales are becoming more popular with consumers and the Company is in negotiations with several companies to expand its presence in the digital market for permanent downloads and mobile telephone uses of the Company's master recordings. The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers. The Company is currently exploring opportunities with companies in different industries. Sun/Elvis merchandise can be seen and ordered through a special website, www.sunelvis.com.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
Revenues	$2,181,917	$3,371,584	$3,094,603
Cost of sales	$802,162	$1,202,007	$1,190,455
Expenses	$ 1,120,002	$ 1,244,682	$1,009,399
Net Earnings (Loss)	$ 259,753	$ 562,002	$ 894,749
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.01	$ 0.05	$ 0.08
Total assets	$2,204,629	$2,693,167	$2,300,251
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2009	2009	2008	2008	2008	2008	2007	2007	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	
Revenues	457,417	292,152	523,932	365,113	896,498	396,374	1,232,832	364,473	
Net Earnings (Loss)	(44,469)	(116,157)	187,067	(41,107)	337,530	(223,737)	491,518	(20,610)	
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M	
Earnings (Loss) per share	(0.01)	(0.01)	0.01	(0.01)	0.03	(0.02)	0.011	(0.002)	

LIQUIDITY AND RISKS

As at September 30, 2009, the Company had a working capital excess of $993,614 compared to a working capital excess of $1,326,673 as at December 31, 2008, the end of the Company's last completed fiscal year. The decreased excess was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

TRANSACTIONS WITH RELATED PARTIES

Refer to note 5.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

NEW ACCOUNTING STANDARDS

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

Section 1530 Comprehensive Income

Section 3251 Equity

Section 3855 Financial Instruments – Recognition and Measurement

Section 3861 Financial Instruments – Disclosure and Presentation

Section 3865 Hedges

These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company's cumulative transaction adjustment was reclassified to other comprehensive income. There were no other opening adjustments recorded on the adoption of these standards. On January 1, 2007, the Company also adopted CICA Section 1506 *Accounting Changes,* which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

CORPORATE DISCLOSURE

The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2007 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2007. This evaluation was performed by the Chief Executive Officer and Chief Financial Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

Form 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **John A. Singleton, President and Chief Executive Officer of Sun Entertainment Holding Corporation,** certify the following:

1. *Review*: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the interim period ended **September 30, 2009.**

2. *No misrepresentations*: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation*: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **November 27, 2009**

"John A. Singleton"

John A. Singleton
President & CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **John French, Chief Financial Officer of Sun Entertainment Holding Corporation,** certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the interim period ended **September 30, 2009.**
2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.
3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **November 27, 2009**

"John French"

John French
CFO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.



SUN ENTERTAINMENT HOLDING CORPORATION

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3H2

(604) 687-7929
(800) 665-2454
(604) 685-9003 FAX

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED.V (TSX)
Trading Symbol: SETHF (OTC)
Listed

PRESS RELEASE 02.09
December 14, 2009

12G3(B)#82-1776
Standard & Poor's

Sun Entertainment Holding Corporation Announces Management Changes

Sun Entertainment Holding Corporation wishes to advise the Board of Directors has appointed John A. Singleton as President and CEO and John M. French as Director and CFO of the Company.

The current Directors of the Company are John A. Singleton, John C. French, Terry O. Lashman and Gary G. Liu. The members of the audit committee are Messer's Singleton, Lashman and Liu, with the latter two serving as independent Directors.

About Sun Entertainment Corporation

Sun Entertainment Corporation (SEC), based in Nashville, Tennessee, is a wholly owned subsidiary of Sun Entertainment Holding Corporation (SEHC), a publicly traded entity. SEHC/SEC owns the trademarks associated with the legendary Sun Records label that originated in Memphis, Tennessee with producer Sam Phillips. The Company, internationally recognized for rock-n-roll and the evolution of rockabilly is involved in merchandising and management of its vast catalog of approximately 8000 master recordings, with artists including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others.

Official web site: www.sunrecords.com or www.sunrecords.info

For further information contact Terry O. Lashman at (800) 665-2454 or John A. Singleton at (615) 385-1960.



SUN ENTERTAINMENT HOLDING CORPORATION

(604) 682-7929
(800) 665-245-
(604) 685-9008 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED.V (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 02.09
December 7, 2009

12G3(B)#82-1776
Standard & Poor's Listed

Sun Entertainment Holding Corporation regretfully announces the passing away of the Company's chairman and CEO, Shelby S. Singleton.

The following appeared today in "Country Music Television" (CMT)

Famed Record Producer, Label Executive Shelby Singleton Dies at Age 77
The Current Owner of Sun Records Also Produced Jeannie C. Riley's "Harper Valley P.T.A."
October 7, 2009; Written by Calvin Gilbert



Famed record producer and label executive Shelby Singleton died Wednesday (Oct. 7) at St. Thomas Hospital in Nashville, following a battle with cancer. He was 77.

As a record producer, Singleton was responsible for hits such as Jeannie C. Riley's "Harper Valley P.T.A." and Leroy Van Dyke's "Walk on By." A key figure in the careers of Roger Miller, Ray Stevens and others, Singleton spent his later years administering the release, licensing and marketing of Sun Records, the legendary label he purchased in 1969.

Born Dec. 16, 1931 in Waskom, Texas, he began working for the Starday and Mercury labels in the late '50s, overseeing their regional radio promotion and retail business. He was named chief of A&R for Mercury's Nashville division in 1961 before moving to New York to head the company's A&R operations in New York and Nashville. During his tenure at Mercury and its Smash Records imprint, he signed Roger Miller, Jerry Lee Lewis and Faron Young to the company's roster.

Singleton's legend includes producing three major hits in a single day at Nashville's Quonset Hut recording studio:



SUN ENTERTAINMENT HOLDING CORPORATION

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3H2

(604) [illegible]-7929
(800) 665-245-
(604) 685-[illegible] FAX

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED.V (TSX)	**PRESS RELEASE 01.10**	12G3(B)#82-1776
Trading Symbol: SETHF (OTC)	January 26, 2010	Standard & Poor's Listed

Shelby Singleton to be Honoured at the Grammy Awards

Sun Entertainment Holding Corporation wishes to advise that Shelby Singleton, former Chairman of the Company, will be honored in the "In Memoriam" segment of the 52nd Grammy Awards, which air live on CBS on January 31st. The Recording Academy will pay tribute to those men and women who passed away in the last year and whose impact on the music industry will be acknowledged.

About Sun Entertainment Corporation

Sun Entertainment Corporation (SEC), based in Nashville, Tennessee, is a wholly owned subsidiary of Sun Entertainment Holding Corporation (SEHC), a publicly traded entity. SEHC/SEC owns the trademarks associated with the legendary Sun Records label that originated in Memphis, Tennessee with producer Sam Phillips. The Company, internationally recognized for rock-n-roll and the evolution of rockabilly is involved in merchandising and management of its vast catalog of approximately 8000 master recordings, with artists including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others.

Official web site: www.sunrecords.com or www.sunrecords.info

For further information contact Terry O. Lashman at (800) 665-2454 or John A. Singleton at (615) 385-1960.

DRAFT

Van Dyke's "Walk on By," Stevens' "Ahab the Arab" and Joe Dowell's "Wooden Heart." He left Mercury in 1966 and created the Shelby Singleton Corporation in Nashville. After launching Plantation Records, he produced Riley's recording of "Harper Valley P.T.A.," a pop crossover record that sold more than 8 million copies.

In purchasing Sun Records, Singleton controlled the Memphis-based label's extensive catalog of recordings, including early sessions by Lewis, Carl Perkins, Charlie Rich, Johnny Cash, Carl Perkins, Charlie Rich and Roy Orbison, along with blues legends such as Howlin' Wolf, Junior Parker and Little Milton, among others. In addition to promoting the recordings, Singleton was also aggressive in marketing the Sun Records logo on a wide variety of merchandise aimed at fans of the legendary

About Sun Entertainment Corporation

Sun Entertainment Corporation (SEC), based in Nashville, Tennessee, is a wholly owned subsidiary of Sun Entertainment Holding Corporation (SEHC), a publicly traded entity. SEHC/SEC owns the trademarks associated with the legendary Sun Records label that originated in Memphis, Tennessee with producer Sam Phillips. The Company, internationally recognized for rock-n-roll and the evolution of rockabilly is involved in merchandising and management of its vast catalog of approximately 8000 master recordings, with artists including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others.

Official web site: www.sunrecords.com or www.sunrecords.info

For further information contact Terry O. Lashman at (800) 665-2454 or John A. Singleton at (615) 385-1960.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, **John A. Singleton, President and Chief Executive Officer of Sun Entertainment Holding Corporation**, certify the following:
:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the financial year ended **December 31, 2009.**

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **May 17, 2010**

"John A. Singleton"

John A. Singleton
President & CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1

CERTIFICATION OF ANNUAL FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **John French, Chief Financial Officer of Sun Entertainment Holding Corporation**, certify the following:

1. *Review*: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the financial year ended **December 31, 2009.**
2. *No misrepresentations*: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.
3. *Fair presentation*: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 30, 2010**

"John French"

John French
CFO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.



SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

September 13, 2010

United States Securities and Exchange Commission
100 F Street North East
Washington, District of Columbia
United States 20549

Attn: Mail Stop Room 3628

Re: **Sun Entertainment Holding Corporation**
File No: 82-1776

Dear Sir or Madam:

We enclose the following for your information and records:

- 2010 AGM Notice of Meeting
- 2010 AGM Information Circular
- 2010 AGM Form of Proxy
- Quarterly Report dated March 31, 2010
- Management Discussion & Analysis dated March 31, 2010
- CEO Form 52-109FV2 dated May 31, 2010
- CFO Form 52-109FV2 dated May 31, 2010
- Quarterly Report dated June 30, 2010
- Management Discussion & Analysis dated June 30, 2010
- CEO Form 52-109FV2 dated August 30, 2010
- CFO Form 52-109FV2 dated August 30, 2010
- Insider Report for Shelby Singleton to September 12. 2010
- Insider Report for John Singleton to September 12. 2010

Sun Entertainment Holding Corporation

Yours truly,

Terry O. Lashman

SUN ENTERTAINMENT HOLDING CORPORATION
Suite 702 – 889 West Pender Street
Vancouver, British Columbia V6C 3B2
Telephone: 604.684.7929
Facsimile: 604.683.2003

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the "Meeting") of Sun Entertainment Holding Corporation (the "Company") will be held at 3600 Las Vegas Blvd. South, Las Vegas, NV 89109, on Friday, June 11, 2010, at the hour of 5:00 p.m. (Las Vegas time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial year ended December 31, 2009, and the accompanying report of the auditors;

2. to appoint Manning Elliott, Chartered Accountants, as the auditors of the Company for the fiscal year ending December 31, 2010;

3. to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2010;

4. to set the number of directors of the Company for the ensuing year at four (4) persons;

5. to elect John A. Singleton, John C. French, Terrence O. Lashman and Gary G. Liu as directors of the Company to hold office until the next annual general meeting of the Company, or until such time as their successors are duly elected or appointed in accordance with the Company's constating documents;

6. to consider, and, if deemed appropriate, to pass, a resolution approving the Stock Option Plan of the Company; and

7. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company's Board of Directors has fixed May 11, 2010 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 before 5:00 p.m., Pacific Standard Time, on Wednesday, June 9, 2010.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, this 14th day of May, 2010.

By Order of the Board of

SUN ENTERTAINMENT HOLDING CORPORATION

"Terrence O. Lashman"
Terrence O. Lashman
Director

SUN ENTERTAINMENT HOLDING CORPORATION
Suite 702 – 889 West Pender Street
Vancouver, British Columbia V6C 3B2
Telephone: 604.684.7929
Facsimile: 604.683.2003

INFORMATION CIRCULAR
May 14, 2010

INTRODUCTION

This Information Circular accompanies the Notice of Annual and Special General Meeting (the "Notice") and is furnished to shareholders holding common shares in the capital of Sun Entertainment Holding Corporation (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special general meeting (the "Meeting") of the shareholders to be held at 5:00 p.m. (Las Vegas time) on Friday, June 11, 2010 at 3600 Las Vegas Blvd. South, Las Vegas, NV 89109, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is May 14, 2010. Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting. A shareholder is entitled to one vote for each common share that such shareholder holds on the record date of May 11, 2010 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed form of proxy must be received by the Company's registrar and transfer agent, Computershare Trust Company of Canada (the "Transfer Agent") at their offices located at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, by mail or fax, before 5:00 p.m., Pacific Standard Time, on Wednesday, June 9, 2010. Alternatively, the completed form of proxy may be delivered to the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder's attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder's attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. **The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.**

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY'S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder's name on the records of the Company. Such common shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). **Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.**

The Company does not have access to names of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of common shares to be voted at the Meeting. Beneficial Shareholders are requested to complete and return the voting instructions to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the common shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote common shares directly at the Meeting – the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have its common shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value. As of the record date, determined by the Company's board of directors to be the close of business on May 11, 2010, a total of 11,921,679 common shares were issued and outstanding. Each common share carries the right to one vote at the Meeting.

Only registered shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the outstanding common shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares[1]
John A. Singleton[2]	2,909,975	24.4%
Estate of Shelby S. Singleton[3]	2,909,975	24.4%
CEDE & CO[4]	2,660,675	22.3%

(1) Based on 11,921,679 common shares issued and outstanding as of May 11, 2010.

(2) John A. Singleton is a director and officer of the Company. John A. Singleton holds 763,200 common shares directly and 2,146,775 common shares indirectly through Andsome Management, a partnership jointly controlled by John A. Singleton and Shelby S. Singleton.

(3) The Estate of Shelby S. Singleton holds 1,300,000 common shares directly and 1,609,975 common shares indirectly through Andsome Management, a partnership jointly controlled by John A. Singleton and The Estate of Shelby S. Singleton.

(4) Management of the Company is unaware of the beneficial shareholders of the common shares registered in the name of CEDE & CO.

NUMBER OF DIRECTORS

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at four (4). The number of directors will be approved if the affirmative vote of the majority of common shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of setting the number of directors at four (4).

Management recommends the approval of the resolution to set the number of directors of the Company at four (4).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's Articles of Incorporation or until such director's earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Company's board of directors.

Management of the Company proposes to nominate the persons named in the table below for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province Country of Residence and Position(s) with the Company	**Principal Occupation Business or Employment for Last Five Years**	**Periods during which Nominee has Served as a Director**	**Number of Common Shares Owned (1)**
John A. Singleton(2) Tennessee United States *President, Chief Financial Officer and Director*	Currently President and Chief Executive Officer of the Company. Formerly, until December 14, 2009, Executive Vice-President and Chief Financial Officer of the Company	April 28, 1987	2,909,975(4)
John C. French Tennessee *Chief Financial Officer and Director*	Chief Financial Officer of the Company. Accountant with the Company since July 2008. Accountant with Blankenship CPA Group from February to June 2008. Previously attended University	December 7, 2009	Nil
Terrence O. Lashman(2) British Columbia Canada *Director*	President of Luxor Industrial Corporation(3), Director of Terraco Gold Corp.(3), and President of Cancom International Trading Ltd.	June 23, 1987	579,642(5)
Gary. G. Liu(2) British Columbia Canada *Director*	Office manager of Cancom International Trading Ltd. since June 1994; Director of Luxor Industrial Corporation(3)since March 13, 2000	March 20, 1998	Nil

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 11, 2009, based upon information furnished to the Company by the individual directors.

(2) Member of the Audit Committee.

(3) Listed on the TSX Venture Exchange.

(4) John A. Singleton holds 763,200 common shares directly and 2,146,775 common shares indirectly through Andsome Management, a partnership jointly controlled by John A. Singleton and Shelby S. Singleton.

(5) Terrence O. Lashman holds 31,000 common shares directly and 548,642 common shares indirectly through Cancom International Trading Ltd., a company controlled by Mr. Lashman.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the common shares represented by proxy for the election of any other persons as directors.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Cease Trade Orders

Except as set out below, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Terrence Lashman, a director of our company, served as a director of Tajzha Ventures Ltd., a company listed on the TSX Venture Exchange. Tajzha Ventures Ltd. was subject to a Management Cease Trade Order issued on May 2, 2008 and a Cease Trade Order issued by the Alberta Securities Commission on July 2, 2008 for failing to file annual financial statements for the year ended December 31, 2007. Mr. Lashman resigned as a director of Tajzha Ventures Ltd. on October 27, 2008. The Management Cease Trade Order and Cease Trade Order remain in effect.

Bankruptcies

No proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

No proposed director of the Company has, within ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Company has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Each year following completion of the Company's annual general meeting, the board of directors holds a directors' meeting whereat the directors agree on the amount of compensation payable to the executive officers for the following year. Last year, it was determined that John A. Singleton would be entitled to a salary of US$87,100. John A. Singleton is employed on a full-time basis and provides his services as President and Chief Executive Officer without a written employment contract. John A. Singleton does not receive any payments for acting as director of the Company.

The agreed upon amount payable to John Singleton is designed to compensate him for acting as an officer on a full-time basis at a level which is comparable to positions in similarly sized organizations. The Company does not have any set milestones or performance criteria upon which to set compensation levels. The Company does not currently compensate its directors and officers with stock options but it may do so in the future in its discretion. Management and the board does not expect any material deviation from these policies with respect to setting the compensation levels for the 2010 fiscal year.

Option Based Awards

In accordance with Policy 4.4 of the TSX Venture Exchange (the "Exchange"), the directors of the Company have adopted an Incentive Stock Option Plan (the "Plan"), subject to shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan.

Summary Compensation Table

The following table summarizes the compensation paid to each Named Executive Officer of the Company, which term is defined as:

(a) each chief executive officer ("CEO") of the Company or an individual who acted in a similar capacity during the most recently completed financial year;

(b) each chief financial officer ("CFO") of the Company or an individual who acted in a similar capacity during the most recently completed financial year;

(c) each of the Company's three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, as at the end of the most recently completed financial year, and whose total compensation was, individually, more than $150,000 per year; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Share-based Awards[2] ($)	Option-based Awards[3] ($)	Non-equity Incentive Plan Compensation[1] ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans			
Shelby S. Singleton, Jr. President, Chief Executive Officer and Director	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	70,417[4] 92,909[4]	70,417[4] 92,909[4]
John A. Singleton President, Chief Executive Officer and Director	2009 2008	91,542[5] 92,909[5]	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	91,542[5] 92,909[5]

John C. French Chief Financial Officer and Director	2009 2008	43,606[6] N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	43,606[6] N/A

(1) "Non-equity Incentive Plan Compensation" includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2) "Share-based Awards" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(3) "Option-based Awards" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(4) Shelby S. Singleton, Jr. was paid $70,417 during the year ended December 31, 2009 and $92,909 during the year ended December 31, 2008 as a non-competition fee. The compensation paid to Shelby S. Singleton, Jr. was paid in US dollars and exchanged to Canadian dollars using an exchange rate of 1.051. Shelby S. Singleton, Jr. passed away on October 7, 2009.

(5) John A. Singleton was paid $91,542 during the year ended December 31, 2009 and $92,909 during the year ended December 31, 2008 as a salary. The compensation paid to John A. Singleton was paid in US dollars and exchanged to Canadian dollars using an exchange rate of 1.051.

(6) John C. French was paid $43,616 during the year ended December 31, 2009 as a salary. The compensation paid to John C. French was paid in US dollars and exchanged to Canadian dollars using an exchange rate of 1.051.

Incentive Plan Awards

The Company did not grant any share-based awards or option-based awards to its Named Executive Officers or its directors during the financial year ended December 31, 2009 and no share-based awards or option-based awards were outstanding as of December 31, 2009.

Pension Plan Awards and Deferred Compensation Plans

As of December 31, 2009, the Company had no pension, defined benefit, defined contribution plans or deferred compensation plans in place.

Termination and Change of Control Benefits

The Company has no plan or arrangement whereby any Named Executive Officer may be compensated in the event of that Named Executive Officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in the Named Executive Officer's responsibilities following such a change of control.

Director Compensation

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Terrence O. Lashman	$24,000	Nil	Nil	Nil	Nil	Nil	$24,000
Gary G. Liu	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The Company currently pays Cancom International Trading Ltd. a monthly payment of $2,000 for director services and for administering the Company's Vancouver, British Columbia office. Cancom International Trading Ltd. is controlled by Terrence Lashman, a director of the Company. Apart from such payments, during the year ended

December 31, 2009, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all our equity compensation plans as of December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [1]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	Nil	Not applicable	1,192,167
Equity compensation plans not approved by security holders	Nil	Not applicable	Nil
Total	**Nil**	**Not applicable**	**1,192,167**

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

The Company's Stock Option Plan provides for the issuance of stock options to directors, employees, consultants or management company employees to acquire up to 10% of the number of issued and outstanding shares of the Company at any given time on a "rolling" basis. A copy of the Stock Option Plan is available for review at the office of the Company, Suite 702, 889 West Pender Street, Vancouver, British Columbia V6C 3B2 during normal business hours up to and including the date of the Meeting. The Exchange requires companies to obtain shareholder approval of their 10% rolling stock plans on an annual basis. At the Meeting, shareholders will be asked to approve the Stock Option Plan. See the information under the heading "Approval of the Stock Option Plan".

APPOINTMENT OF AUDITOR

At the Meeting, shareholders will be asked to vote for the appointment of Manning Elliott, Chartered Accountants, to serve as auditor of the Company for the Company's fiscal year ending December 31, 2010, at a remuneration to be fixed by the Company's board of directors. Manning Elliott was first appointed as the auditor of the Company by the Company's board of directors on July 19, 1987.

Management recommends that shareholders vote in favour of the appointment of Manning Elliott, Chartered Accountants, as the Company's auditors for the Company's fiscal year ending December 31, 2010 at a remuneration to be fixed by the Company's board of directors.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 *Audit Committees*, requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. The following sets out the text of the Company's Audit Committee Charter:

The Audit Committee Charter

Mandate

The primary function of the Committee is to assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and executive management and the Board.

Composition

The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take or recommend that the full Board take appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

<u>Other</u>

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

John A. Singleton	Not independent*	Financially literate*
Terrence O. Lashman	Independent*	Financially literate*
Gary G. Liu	Independent*	Financially literate*

* As defined by National Instrument 52-110, Audit Committees.

Relevant Education and Experience

For a description of the education and experience of each audit committee member that is relevant to the performance of their responsibilities as an audit committee member, please review the disclosure for Mr. John A. Singleton, Mr. Terrence O. Lashman and Mr. Gary G. Liu under the heading "Election of Directors".

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of National Instrument 52-110. Section 2.4 *(De Minimis Non-audit Services)* provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 *(Exemptions)* permits a company to apply to a securities regulatory authority for an exemption from the requirements of National Instrument 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company. The full text of the Company's Audit Committee Charter is included above under the heading "Audit Committee Charter".

External Auditor Service Fees (By Category)

External Auditor Service Fees

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's external auditor in the fiscal years ended December 31, 2009 and 2008 by category, are as follows:

Financial Year Ended December 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2009	$49,058	$Nil	$4,200	$Nil
2008	$49,058	$Nil	$4,200	$Nil

Exemption

The Company is relying on the exemption provided by section 6.1 of National Instrument 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (*Composition of the Audit Committee*) and Part 5 (*Reporting Obligations*) of National Instrument 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the board of directors, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors' or executive officers' indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both, carrying more than ten percent of the voting rights attached to the common shares outstanding (an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of common shares.

MANAGEMENT CONTRACTS

There were no management functions of the Company, which were, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 *Disclosure of Corporate Governance Practices*, the Company is required to disclose its corporate governance practices as follows:

Board of Directors

The board of directors of the Company facilitates its exercise of independent supervision over the Company's management through frequent meetings of the board.

Terrence O. Lashman and Gary G. Liu are "independent" in that they are each independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with his ability to act with the best interests of the Company, other than the interests and relationships arising from shareholders. John A. Singleton, the President and Chief Executive Officer of the Company and John C. French, the Chief Financial Officer of the Company are not independent.

Directorships

The following directors are presently directors of other reporting issuers as set out below:

Name of Director of the Company	Names of Other Reporting Issuer
John A. Singleton	Nil
John C. French	Nil
Terrence O. Lashman	Luxor Industrial Corporation[1] Terraco Gold Corp.[1]
Gary G. Liu	Luxor Industrial Corporation[1]

(1) TSX Venture Exchange

Orientation and Continuing Education

The board of directors of the Company briefs all new directors with respect to the policies of the board of directors and other relevant corporate and business information. The board does not provide any continuing education.

Ethical Business Conduct

The Company's board of directors has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the board in which the director has an interest have been sufficient to ensure that the board operates independently of management and in the best interests of the Company.

Nomination of Directors

The board of directors of the Company is responsible for identifying individuals qualified to become new board members and recommending to the board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company's mission and strategic objectives, and a willingness to serve.

Compensation

The directors decide as a board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of operations in the entertainment and marketing industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and executive management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Other Board Committees

The board of directors has no committees other than the Audit Committee.

Assessments

The board of directors regularly monitors the adequacy of information given to directors, communications between the board and management and the strategic direction and processes of the board and its committees.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of common shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of the Stock Option Plan

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's Stock Option Plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan. The approval of the Plan will terminate and supercede all prior stock option plans.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board, or a committee of three directors, if so appointed by the board of directors (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;

(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;

(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;

(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;

(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of ten years;

(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. The directors of the Company believe the Plan is in the Company's best interests and recommend that the shareholders re-approve the Plan.

Reference should be made to the full text of the Plan which will be made available at the offices of Sun Entertainment Holding Corporation, Suite 702 – 889 West Pender Street, Vancouver, British Columbia, V6C 3B2, until 4 p.m. on the business day immediately preceding the date of the Meeting.

At the Meeting, the shareholders will be asked to approve the following ordinary resolution:

"BE IT RESOLVED THAT the Stock Option Plan of the Company, as described in the Information Circular of the Company, be and is hereby approved, subject to such amendments, changes, additions and alterations thereto that any majority of the Board where a quorum is present or acts unanimously approved in writing by the Board may approve or as may be required by the TSX Venture Exchange or such other stock exchange or exchanges as the common shares of the Company may be listed."

Management recommends the approval of the Stock Option Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at Suite 702, 889 West Pender Street, Vancouver, British Columbia V6C 3B2, to request copies of the Company's financial statements and related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's audited financial statements and MD&A for the year ended December 31, 2009.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

Dated at Vancouver, British Columbia as of May 14, 2010.

ON BEHALF OF THE BOARD

SUN ENTERTAINMENT HOLDING CORPORATION

"Terrence O. Lashman"
Terrence O. Lashman
Director

SUN ENTERTAINMENT HOLDING CORPORATION

INCENTIVE STOCK OPTION PLAN

1. PURPOSE

The purpose of the Stock Option Plan (the "**Plan**") of Sun Entertainment Holding Corporation, a body corporate incorporated under the *Business Corporations Act* (British Columbia) (the "**Company**"), is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to acquire shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

2. ADMINISTRATION AND GRANTING OF OPTIONS

The Plan shall be administered by the Board of Directors of the Company or, if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Company, subject to approval by the Board of Directors of the Company (such committee or, if no such committee is appointed, the Board of Directors of the Company, is hereinafter referred to as the "**Committee**") pursuant to rules of procedure fixed by the Board of Directors.

The Committee may from time to time designate bona fide directors, officers, employees or consultants of the Company (the "**Participants**") to whom Options to purchase common shares of the Company may be granted and the number of common shares to be optioned to each, provided that the total number of common shares to be optioned shall not exceed the number provided in Clauses 3 and 4 hereof. The Company represents that Participants who are granted Options will be bona fide directors, officers, employees or consultants of the Company at the time of grant.

3. SHARES SUBJECT TO PLAN

Subject to adjustment as provided in Clause 12 hereof, the shares to be offered under the Plan shall consist of Options to acquire up to 10% of the total issued and outstanding common shares in the Company's capital at the time of grant. The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan shall not exceed the maximum number of shares permitted under the rules of any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

4. NUMBER OF OPTIONED SHARES

The number of shares subject to an Option to a Participant, other than a Consultant (as defined in the policies of the TSX Venture Exchange) and an Employee (as defined in the policies of the TSX Venture Exchange) conducting Investor Relations Activities (as defined in the policies of TSX Venture Exchange) shall be determined by the Committee, but no Participant, where the Company is listed on any stock exchange, shall be granted an Option which exceeds the maximum number of shares permitted under any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, which maximum number of shares is presently an amount equal to 5% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period.

The maximum number of shares subject to an Option to a Participant who is a Consultant is presently limited to an amount equal to 2% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period.

The number of options granted to all persons in aggregate who are employed to perform Investor Relations Activities is presently limited to an amount equal to 2% of the then issued and outstanding shares of the

Company (on a non-diluted basis) in any 12 month period, provided that such Options vest in stages over a 12 month period with no more than 1/4 of the Options vesting in any 3 month period.

5. MAINTENANCE OF SUFFICIENT CAPITAL

The Company shall at times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

6. PARTICIPATION

The Committee shall determine to whom Options shall be granted, the terms and provisions of the respective Option agreements, the time or times at which such Options shall be granted and the number of shares to be subject to each Option. An individual who has been granted an Option may, if he is otherwise eligible, and if permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, be granted an additional Option or Options if the Committee shall so determine.

7. EXERCISE PRICE

The exercise price of the shares covered by each Option shall be determined by the Committee. The exercise price shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. Currently, the minimum exercise price as determined by the TSX Venture Exchange is not less than the Discounted Market Price (as defined by the TSX Venture Exchange).

8. DURATION OF OPERATION

Each Option and all rights thereunder shall be expressed to expire on the date set out in the Option agreements and shall be subject to earlier termination as provided in Clauses 10 and 11.

9. OPTION PERIOD, CONSIDERATION AND PAYMENT

(a) The Option Period shall be a period of time fixed by the Committee, not to exceed the maximum period permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, which maximum period is presently 10 years from the date the Option is granted, provided that the Option Period shall be reduced with respect to any Option as provided in Clauses 10 and 11 covering cessation as a director, officer, employee or consultant of the Company or death of the Participant.

(b) Except as set forth in Clauses 10 and 11, no Option may be exercised unless the Participant is, at the time of such exercise, a director, officer, employee or consultant of the Company.

(c) The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such shares with respect to which the Option is exercised. No Participant or his legal representatives will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

10. HOLD PERIOD

Share certificates issued on exercise of an Option shall be legended in all cases as may be required by applicable securities laws and applicable exchange rules.

11. CEASING TO BE A DIRECTOR, OFFICER, EMPLOYEE OR CONSULTANT

If a Participant shall cease to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), he may, but only within 90 days of ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of a Participant who is engaged in Investor Relations Activity (as that term is defined in the policies of the TSX Venture Exchange) on behalf of the Company, this 90 day period referenced herein shall be shortened to 30 days.

Nothing contained in the Plan, nor in any Option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, employee or consultant of the Company or of any affiliate.

12. DEATH OF A PARTICIPANT

In the event of the death of a Participant, the Option previously granted to him shall be exercisable only within the 12 months next succeeding such death and then only:

(a) by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or the laws of descent and distribution; and

(b) if and to the extent that he was entitled to exercise the Option at the date of his death.

13. ADJUSTMENTS

Appropriate adjustments in the number of common shares optioned and in the Option price per share may be made by the Committee in its discretion to give effect to adjustments in the number of common shares of the Company resulting from subdivisions, consolidations or reclassification of the common shares of the Company, the payment of stock dividends by the Company or other relevant changes in the capital of the Company.

14. TRANSFERABILITY

All benefits, rights and Options accruing to the Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein. During the lifetime of a Participant any benefits, rights and Options may only be exercised by the Participant.

15. AMENDMENT AND TERMINATION OF PLAN

The Committee may, at any time, suspend or terminate the Plan. The Board of Directors may, subject to such approvals as may be required under the rules of any stock exchange or which the common shares are then listed or other regulatory body having jurisdiction, also at any time amend or revise the terms of the Plan, PROVIDED that no such amendment or revision shall alter the terms of any Options theretofore granted under the Plan.

16. NECESSARY APPROVALS

The ability of the Options to be exercised and the obligation of the Company to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Company, any regulatory authority or stock exchange having jurisdiction over the securities of the Company. So long as it remains a policy of the TSX Venture Exchange, the Company will obtain disinterested shareholder approval for:

(a) any reduction in the exercise price of the Option if the Participant is an insider of the Company at the time of the proposed amendment;

(b) the grant to any Participant, if the Participant is an insider of the Company at the time of the grant, within a 12 month period, of a number of options exceeding 10% of the issued shares; or

(c) the issuance to any one Participant, if the Participant is an insider of the Company at the time of the grant, of a number of shares exceeding 10% of the issued shares.

If any shares cannot be issued to the Participant for whatever reason, the obligation of the Company to issue such shares shall terminate and any Option exercise price paid to the Company will be returned to the Participant.

17. PRIOR PLANS

The Plan shall entirely replace and supersede any prior share option plans, if any, enacted by the Board of Directors of the Company or its predecessor companies.

18. EFFECTIVE DATE OF PLAN

The Plan has been adopted by the Board of Directors subject to the approval of any stock exchange on which the shares of the Company are to be listed or other regulatory body having jurisdiction and approval of the shareholders and, if so approved, the Plan shall become effective upon such approvals being obtained.



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on Friday, June 11, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 p.m., Pacific Standard Time, on Wednesday, June 9, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER




Appointment of Proxyholder

I/We, being holder(s) of Sun Entertainment Holdings Corporation hereby appoint: John A. Singleton, or failing him, **Terrence O. Lashman,**

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of **Sun Entertainment Holdings Corporation** to be held at 3600 Las Vegas Blvd. South, Las Vegas, NV, 89109, on Friday, June 11, 2010 at 5:00 p.m., Pacific Standard Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To Set the Number of Directors at **four (4).**	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. John A. Singleton	☐	☐	02. John C. French	☐	☐	03. Terrence O. Lashman	☐	☐
04. Gary G. Liu	☐	☐						

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	For	Withhold
3. **Appointment of Auditors** Appointment of **Manning Elliott** as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Approval of Stock Option Plan** To consider, and, if deemed appropriate, to pass a resolution approving the Stock Option Plan of the Company.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.



0 9 4 3 6 8 A R 1 S E D Q



QUARTERLY REPORT
MARCH 31, 2010

SCHEDULE A:

1. Balance Sheet
2. Statements of Operations and Deficit
3. Statement of Changes in Financial Position
4. Notes to Consolidated Financial Statements

SCHEDULE B:

5. Supplementary Financial Information

SCHEDULE C:

6. Management Discussion

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
March 31, 2010 and December 31, 2009
(Prepared by Management)

Schedule A
Exhibit 1

	2010	2009
ASSETS:		
CURRENT ASSETS:		
Cash	518,118	493,015
Royalty Reserve Cash	777,177	739,522
Accounts receivable	49,825	238,037
Inventory	93,327	93,692
Prepaid expenses	38,703	6,809
Total Current Assets	1,477,150	1,571,075
Fixed Assets; less accumulated depreciation of $35,111(2008), $34,579 (2007)	18,639	32,582
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	1,495,789	1,603,657
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	471,850	507,009
Income Taxes Payable	0	0
Due to Affiliate	111,077	96,199
Total current liabilities	582,927	603,208
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,392,733)	(2,305,146)
	912,862	1,000,449
	1,495,789	1,603,657

Approved by the Directors:

________________________ Director

________________________ Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
March 31, 2010
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Mar 31 2010	3 Months Ended Mar 31 2009
ROYALTY REVENUES	293,541	214,773
INTEREST AND OTHER REVENUES	(42,182)	44,487
TOTAL REVENUES	251,359	259,260
OPERATING EXPENSES		
Wages	88,988	101,195
Outside Services	1,487	27,020
Office supplies	3,927	8,227
Postage	4,627	6,222
Rent	2,655	2,568
Auto	3,199	4,099
Security	57	68
Software	82	335
Copy Machine	141	151
Telephone	2,114	3,164
Dues & Subscriptions	1,083	1,805
Disposal	1,296	1,327
Copyrights & Trademarks	0	168
Consulting &Commissions	39,582	17,634
Product Costs	15,161	23,009
Royalty Expense	105,835	79,358
Travel, entertainment and promotion	13,875	23,533
Legal and accounting	21,854	24,036
Utilities and taxes	10,302	11,700
Insurance	7,186	7,258
Management fees	19,942	20,923
Listing and transfer fees	2,605	5,794
Bank charges and interest	2,511	2,145
Depreciation	1,519	1,829
Repairs and maintenance	103	1,847
	0	
Total operating expenses	350,132	375,417
INCOME (LOSS) FROM OPERATIONS	(98,773)	(116,157)
FOREIGN EXCHANGE	(8)	0
EARNINGS (LOSS) FOR THE PERIOD	(98,765)	(223,737)
DEFICIT, BEGINNING	(2,293,968)	(1,897,273)
DEFICIT, ENDING	(2,392,733)	(2,013,430)
EARNINGS (LOSS) PER SHARE	($0.02)	($0.02)

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
March 31, 2010
(Prepared By Management)

Schedule A
Exhibit 3

	2010	2009
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net income (loss) for the period	(98,765)	(116,157)
Amortization of goodwill, a charge not involving cash	0	0
	(98,765)	(116,157)
Net change in non-cash working capital balances relating to operations	375,118	264,249
	276,353	148,092
FINANCING ACTIVITIES		
Advances from directors	0	0
Shares issued	0	0
	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	276,353	148,092
CASH AT BEGINNING OF PERIOD	1,018,942	1,806,586
CASH AT END OF PERIOD	1,295,295	1,954,678

EXHIBIT 4

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

1. NATURE OF OPERATIONS

The Company is engaged principally in receiving royalties for use of its master recordings and the merchandising of recorded music and memorabilia. The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

The Company's revenues were derived principally from activity in the United States and the Company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at March 31	1.0154	1.2609
Average rate for the period	1.0328	1.2436

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant accounting policies followed by the Company in preparation of these consolidated financial statements, are summarized below. The differences between Canadian GAAP and those generally accepted in the United States are discussed in Note 14 to these consolidated financial statements. All amounts are reported in Canadian dollars unless otherwise stated.

b) Principles of consolidation

These financial statements include the accounts of the Company, which was incorporated in British Columbia, Canada is and listed on the TSX Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

c) Inventory

Inventory consists of retail merchandise including CD recorded music and various consumer memorabilia products promoting the Sun logo. Inventory is stated at the lower of cost using the first-in, first-out inventory method or net realizable value.

d) Revenue recognition

The Company receives both foreign and domestic royalties by licensing its master recordings to users who are licensed to sell recordings from masters leased to them by the Company. Terms of the license agreements vary; however, most agreements specify payments of minimum guaranteed royalties to the Company. The Company follows the practice of recognizing licensee royalties as income upon receipt because revenue earned from most royalty arrangements

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

cannot be reasonably quantified prior to actual receipt and collectability of this revenue cannot be assured until it is actually received.

Revenue from miscellaneous sales of recorded music and merchandise is recognized when product is shipped, persuasive evidence of a sale or other arrangement exists, the amount is determinable and collection is reasonably assured.

e) Record masters and advance royalty payments to artists

The Company follows the practice of charging to operations the cost of master recordings and any advance royalties paid to the artist if those advances are not recovered through royalties earned by the artist during the year.

f) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the U.S. subsidiary are considered to be self-sustaining from those of the parent company as of January 1, 2005 because the financial position of the subsidiary, which uses the U.S. dollar as its functional currency, is such that it is not financially dependant on or integrated with the parent company. The Company employs the current rate method for translating the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The exchange gains and losses arising from the translation of the U.S. subsidiary are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders' equity.

g) Long-lived assets

The Company reviews its long-lived assets for impairment at least annually or whenever changes in events or circumstances indicate that the carrying amount may not be recoverable. Assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. The Company's long-lived assets consist of equipment, and to March 31, 2010 no impairment losses have been recognized.

h) Earnings per share

Earnings per share computations are based upon the weighted average number of shares outstanding during the year. As the Company has a simple share structure without stock options or other potentially dilutive instruments only basic earnings per share are presented in these financial statements.

i) Income taxes

The Company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for temporary differences between the financial statement carrying amounts and tax basis for various assets and liabilities using enacted tax laws and rates applicable to the periods in which these differences are expected to affect taxable income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the valuation of inventory, recognition of artists' royalty accruals payable and artist royalty expense due to frequent necessary litigation by artists or their estates, recognition of royalty revenues due to the uncertainty over their calculation and timing of receipt, valuation allowances for future income tax assets, amortization and allowances for doubtful accounts receivable.

k) Cash and equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash and equivalents are carried at cost, plus accrued interest, which approximates market value.

l) Stock-based compensation

The Company uses the fair value method in accounting for stock-based compensation and other stock-based payments in accordance with CICA Handbook section 3870. The fair values of any stock-based awards or stock-based payments are expensed over the vesting period. As of December 31, 2010 and 2009 the Company has no stock-based award plans and has not made any stock-based payments.

m) Short-term investments

Short-term investments consist of term deposits held with financial institutions and are classified as held for trading. Short-term investments are recorded at cost plus accumulated interest which approximates fair market value.

n) Variable Interest Entities

Variable interest entities ("VIE") are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns. The Company does not currently have any variable interest entities.

o) New Accounting Standards

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

Section 1530 *Comprehensive Income*

Section 3251 *Equity*

Section 3855 *Financial Instruments – Recognition and Measurement*

Section 3861 *Financial Instruments – Disclosure and Presentation*

Section 3865 *Hedges*

These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company's cumulative transaction adjustment was reclassified to other comprehensive income. There were no other opening adjustments recorded on the adoption of these standards.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

On January 1, 2007, the Company also adopted CICA Section 1506 *Accounting Changes,* which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective. The Company has not made any voluntary changes in accounting principles affecting these consolidated financial statements. The recent accounting pronouncements that have been issued as new sources of GAAP but are not yet effective are described below:

p) Recent Accounting Pronouncements

CICA Section 1400 *General Standards of Financial Statement Presentation* provides revised guidance on management's responsibility to assess and disclose the Company's ability to continue as a going concern. On January 1, 2008 the Company will adopt this standard and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 1535 *Capital Disclosures* establishes standards for the disclosure of the Company's objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital. On January 1, 2008 the Company will adopt this standard, and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3031 *Inventories* contains expanded guidance related to cost measurement and disclosure requirements. On January 1, 2008 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3064 *Goodwill and Intangible Assets* replaces Section 3062 *Goodwill and Intangible Assets,* and Section 3450 *Research and Development Costs,* which also resulted in amendments to related guidance contained in AcG-1 1 *Enterprises in the Development Stage* and Section 1000 *Financial Statement Concepts.* These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2010 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2010.

CICA Section 3862 *Financial Instruments - Disclosures* and Section 3863 *Financial Instruments - Presentation* replaces Section 3861 *Financial Instruments - Disclosure and Presentation.* These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments. On January 1, 2008 the Company will adopt this standard and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company's consolidated financial statements.

3. FINANCIAL INSTRUMENTS

Fair Values

The carrying value of cash, accounts receivable, accounts payable, due to related parties, and the current portion of note payable approximates their fair values due to the immediate or short-term maturity of these financial instruments. The fair value of the short term investments is estimated at cost plus accumulated interest.

3. FINANCIAL INSTRUMENTS (continued)

a) Foreign Exchange Currency Risk

The Company's financial instruments are substantially all denominated in U.S. dollars, and the U.S. dollar based operations of the Company's subsidiary are converted into Canadian dollars as the reporting currency in these financial statements (see Note 2(f)). Fluctuations in the exchange rates between U.S. and Canadian dollar could have a material effect on the Company's business and on the reported amounts in the Company's financial instruments.

b) Credit and Interest Rate Risks

In management's opinion, the Company is not exposed to significant credit or interest rate

risks

c) Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financials assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

The Company has classified its cash and equivalents and short-term investments as held-for-trading. Accounts payable and amounts due to related parties are classified as other liabilities.

4. GOODWILL

	2010	2009
Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment provision	(147,535)	(147,535)
	$ 0	$ 0

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	$	$
Balance Sheet:		
Accounts payable to companies controlled by directors	0	0
Advances from directors	0	0
Due to companies controlled by directors	111,077	181,921
Statement of Operations:		
Management fees incurred to a company controlled by a director	6,000	6,000
Royalties incurred to company controlled by a director (Note 2)	14,677	9,478

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at March 31, 2010 and 2009	11,921,679	$ 3,298,095

7. INCOME TAXES

The reconciliation of differences between the Company's reported income tax expense at the effective rate and the expense that would otherwise result from the application of statutory rates for Canadian and U.S. taxes is as follows:

		2010	2009	
Income tax expense at the combined U.S. federal and state statutory tax rate of 35%	$	(82,515) $	120,307	
Reduction for effect of lower marginal tax rates		5,374	(18,962)	
Differences between financial statement expenses and tax deductible expenses		9,815	(4,846)	
Provision for income taxes at effective rate	$	(67,326)	96,499 $	–

7. INCOME TAXES (continued)

The significant components of the Company's potential future tax assets are comprised of differences between the financial statement and tax basis of the following items:

		2010	2009
Canadian tax losses		$233	$188
US tax losses	$	11,744	
Differences for depreciable equipment		(4,043)	(1,611)
Differences for exploration expenses		29,085	34,901
		37,019	33,478
Less valuation allowance		(25,275)	(33,478)
Future income tax asset	$	11,744 _ $	– $ –

8. ECONOMIC DEPENDENCE

Approximately 49% of the Company's sales are made to three customers. (2008 - 51% to four customers) Additionally, 58% of merchandise sales are made to one customer (2008 – 57%) The loss of a material amount of sales to any of these customers could have a material adverse effect on operations.

The Company's operations are dependent on the license rights to use certain master sound recordings owned by Shelby Singleton Enterprises Inc. (see Note 1) as substantially all of the Company's sales are generated from the license rights to use these recordings.

9. CONTINGENCIES

From time to time, the Company is involved in various complaints claims and litigation arising in the ordinary course of its business. These claims relate primarily to disputes over royalties payable, defence of the Company's intellectual property rights, trademarks, and name. At any time the Company may be pursuing one or more of such actions and any expense related to them are expensed as incurred. Expenses relating to settlement of royalty claims are accrued based on management's estimate of the most likely outcome of such claims and are revised as more information is attainable or as claims are settled. The Company is defending an action which claims additional artists' royalties due for certain artists in past years. A provision for the cost of resolving this matter has been included in accrued liabilities. Management expects that this matter will be settled at the cost provided for in accrued liabilities, however due to the inherent uncertainties of this claim; the ultimate resolution of this matter could result in costs in excess of those currently provided for.

10. COMMITMENTS

The Company leases certain equipment and an automobile under long-term leases. The leases expire at varying dates to December 31, 2012.

The premises lease is renewed on a year-to-year basis. (Note 5)

During 2009 the Company entered into a consulting agreement with an Executrix of an Estate with shareholdings and influence over the Company for a five-year term commencing October 7, 2009. The Company is committed to annual payments under the agreement of $85,650 (denominated in US$75,000) that terminate unless the contract is renewed on October 7, 2014.

Total commitments over the next five years, under the consulting agreement and other obligations are as follows:

2010	$ 86,518
2011	80,881
2012	80,367

2013	78,825
2014	54,578
Total	$ 381,169

11. SEGMENTED INFORMATION

The Company's activities have been devoted to the reproduction and resale of certain master sound recordings owned by Shelby Singleton Enterprises, Inc.; accordingly, the Company is considered to be in a single line of business and the Company operates in primarily one geographic segment, being North America. Consequently no segmented information has been provided.

12.. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principals generally accepted in the United States ("US GAAP"). There were no material differences between Canadian and US GAAP in these consolidated financial statements for the years ending December 31, 2007, 2006 and 2005.

Recent US GAAP Pronouncements

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133.* SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to result in a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent Accounting Pronouncements (continued)

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), *Business Combinations.* SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.* SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, "Fair Value Measurements". The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent Accounting Pronouncements (continued)

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and, second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

SUN ENTERTAINMENT HOLDING CORPORATION
SUPPLEMENTARY FINANCIAL INFORMATION
THREE MONTHS ENDED MARCH 31, 2010

Schedule B
Exhibit 5

1 Goodwill

(Please see Note 4 - Exhibit 4)

2 Related party transactions

(Please see Note 5 - Exhibit 4)

3(a). Securities issued during the period January 1 to March 31, 2010.

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Nil						

3 (b). Options were granted during the period January 1 to March 31, 2010

Date Granted	No. of Shares	Price	Expiry Date
Nil			

4 Share capital

4(a) Authorized - 100,000,000 common shares without par value

4(b) Issued and outstanding	March 31, 2010		March 31, 2009	
	Number of shares	Ascribed Amount	Number of Shares	Ascribed Amount
- Balance at beginning of year	11,921,679	$3,305,595	11,921,679	$3,305,595
- Allotted and Issued during the period for debt	-	-	-	-
- Allotted and Issued during the period for cash from options exercised	-	-	-	-
- Alotted and Issued during the period for cash from private placement	-	-	-	-
- Balance at March 31, 2010	11,921,679	$3,305,595	11,921,679	$3,305,595

4(c) At March 31, 2010 the company had the following directors' and employees' options and warrants outstanding:

Directors' and Employees' Options

Nil

Series "A" Share Purchase Warrants

Nil

4(d) At March 31, 2010, the following shares in each class are subject to escrow or pooling agreements

Nil

5 Directors at March 31, 2010

John A. Singleton
John C. French
Terry O. Lashman
Gary G. Liu

SCHEDULE C
EXHIBIT 6

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
THREE MONTHS ENDED MARCH 31, 2010

OVERVIEW
This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") for the three months ended March 31, 2010. The MD&A and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2009. The Company prepares and files its financial statements and notes in Canadian dollars in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts presented in the MD&A are in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.
Sun Entertainment Holding Corporation is classified as a "venture issuer" for the purposes of National Instrument 51-102. This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS
The Company controls the rights to approximately 6,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy in Canada and from digital download companies Apple iTunes and eMusic in the United States and Charly in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials and sums received from sales of merchandise that features the Company's logo.

OVERALL PERFORMANCE

Revenues

Revenues for the three-month period ending March 31, 2010 were $251,359 down 16% compared to $292,152 for the same period of 2009. Royalty and license fee revenues for the current period were $120,996 compared to $102,367 for the same period of 2009. The decrease is a reflection of the general world wide economic decline and the music business downward trend that began before the over all decline.

During the current period, thirty five (35%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining sixty five (65%) percent received from licensees outside the United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), Sony Music Entertainment, Madacy Entertainment and Charly Records. Royalty revenues from the digital download companies are becoming more significant for the Company and during the current period these royalties accounted for twenty one (21%) percent of the total royalty revenues received by the Company, which compares to thirty nine (39%) for the same period in 2009. The Company receives most of its revenues from outside the United States from Charly Records in Europe.

Royalties Expense and Product Costs

The royalty expense to artists, producers and publishers for the three-month period ending March 31, 2010 were $105,835 compared to $79,358 for the same period of 2009. Increased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused a increase in the royalty expense and increased purchases of Sun logo enhanced merchandise caused a decrease in the merchandise product costs.

Expenses

Overhead for the three-month period ending March 31, 2010 was $229,136 compared to $273,050 for the same period of 2009.

Statement of Operations

The net loss for the three months ended March 31, 2010 was $98,765 compared to a net loss of $116,157 for the same period of 2009. The decrease in loss was due to the decrease in overhead and foreign exchange decreases.

Finance & Cash Flow

Cash used in operating activities during the three-month period ending March 31, 2010 was $276,353 compared to $294,230 for the same period of 2009. The decrease in cash usage was primarily due to the decrease in overhead

No cash was used in investing activities during the three months ended March 31, 2010 or for the same period of 2009.

No cash was used in financing activities during the three months ended March 31, 2010 or for the same period of 2009.

MARKET

Worldwide recorded music sales fell by about 10% in 2009 and revenue growth from digital services was insufficient to compensate for a continuing fall in sales of compact discs (cds), according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). The report also states that while global digital sales in 2009 increased by 12% over those sales in 2008 to US$4.2 billion, total global sales of cds in 2009 decreased by 16% , causing overall industry revenue to decline to about $15.8 billion in 2009 from about $17.5 billion in 2008. The music business still relies on approximately 73% of global sales from physical product against 27% digital. IFPI estimates that 95% of downloaded music is stolen by the consumer and the music industry continues to explore ways to wipe out the rampant piracy that is a critical threat to all companies whose main business is music and digital piracy is blamed for most of the 30% decline in music sales from 2004 to 2009. In the first quarter of 2010, the erosion in cd sales slowed in the United States, album sales were down 6.1%% compared to the same period in 2009. Digital sales in the first quarter of 2010 showed their first year-on-year quarterly decline, falling 0.9% of those in the same period of 2009.

On February 25, 2010 an iTunes customer in Woodstock, Georgia downloaded what was iTunes 10 billionth download. The song downloaded was Johnny Cash's "Guess Things Happen That Way", which is from the Company's master catalog. iTunes market share in the United States is now 27% and it has widened its lead over second place Walmart, which now has a US market share of 12.5%.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. During the current period, The Company finalized agreements for the use of master recordings in two major television commercials in the United States and in Europe. "Wide Open Road" as performed by Johnny Cash was used in a Walmart commercial in the United States and "Iko Iko" as performed by The Dixie Cups was used in a major food company commercial in Europe. The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers. Sun/Elvis and other branded merchandise can be seen and ordered from the Company's online store through a special website, www.sunelvis.com.

SELECTED ANNUAL INFORMATION

	2009	2008	2007
Revenues	$1,738,037	$2,181,917	$3,371,584
Royalties expense and product costs	$ 990,087	$ 802,162	$1,202,007
Expenses, other than royalties and product costs	$1,073,607	$1,120,002	$1,244,682
Income before taxes	$ (325,657)	$ 259,753	$ 924,895
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings per share	$ 0.01	$ 0.01	$ 0.05
Total assets	$1,603,657	$2,204,629	$2,693,167
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2008	2008	2008	2008	2007	2007	2007	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	523,932	365,113	896,498	396,374	1,232,832	364,473	1,221,640	467,920
Income before taxes	187,067	(41,107)	337,530	(223,737)	491,518	(20,610)	403,913	50,074
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.01	(0.01)	0.03	(0.02)	0.011	(0.002)	0.034	0.004

LIQUIDITY AND RISKS

As at March 31, 2010, the Company had a working capital excess of $1,292,164 compared to a working capital excess of $1,326,673 as at December 31, 2008, the end of the Company's last completed fiscal year. The decreased excess was a direct result of the decreased inventory, increase in advances to related parties and decrease in income taxes payable and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

STOCK-OPTION PLAN

The Company has adopted an incentive stock option plan in the current year, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company non-transferable options to purchase common shares of the Company, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company.

The number of shares subject to an Option to a Participant, other than a Consultant (as defined in the policies of the TSX Venture Exchange) and an Employee (as defined in the policies of the TSX Venture Exchange) conducting Investor Relations Activities (as defined in the policies of TSX Venture Exchange) shall be determined by the Committee, but no Participant, where the Company is listed on any stock exchange, shall be granted an Option which exceeds the maximum number of shares permitted under any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, which maximum number of shares is presently an amount equal to 5% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period. As at December 31, 2008 there were no options issued or outstanding.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital. Refer to Note 13 to the 2008 year end financial statements for management of capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of balances and transactions with directors and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

		2010	2009
Balance Sheet:			
Accounts payable to companies controlled by a director	$	–	–
Amounts due to companies controlled by directors		111,077	181,921
Amounts due from a partnership controlled by officers (see (a) below)		38,703	27,146
		149,780	209,067
Income Statement:			
Management fees incurred to a company controlled by a director	$	6,000	6,000
Royalties incurred to a company controlled by directors		14,677	9,478
Commissions incurred to a partnership controller by directors (see (a) below)		10,328	10,000
Rent incurred to a company with common directors		-	-
Non-competition payments		0	25,000
	$	31,005	50,478

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing without specific terms of repayment.

a) The Company has exclusive license rights to use the Sun trademarks and logo on clothing and other non-music retail merchandise. The company pays commissions ranging from 5% to 25% on sales of this retail merchandise to a partnership controlled by a director of the Company.

b) Premises

The Company's subsidiary occupies premises and facilities owned by a company controlled by directors without a long-term lease. During 2009 the Company authorized its subsidiary to lease the premises and facilities from the company controlled by directors for the year for consideration of $51,640. The consideration is considered by the Company's management to approximate fair value. The Company has no commitment to lease these premises and facilities and the company controlled by directors is not committed to provide these premises and facilities to the Company beyond 2009.

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

The Company has disclosed its accounting estimates in Note 2(j) to the 2009 year end consolidated financial statements.

NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements. For details of the specific accounting changes, refer to Note 2 of the Company's 2008 year end consolidated financial statements.

CICA Section 1400 *General Standards of Financial Statement Presentation*
CICA Section 1535 *Capital Disclosures*
CICA Section 3031 *Inventories*
CICA Section 3862 *Financial Instruments - Disclosures*
CICA Section 3863 *Financial Instruments - Presentation*

FINANCIAL INSTRUMENTS

The Company's financial instruments are described in Note 3 to the consolidated financial statements.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

CORPORATE DISCLOSURE

The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2009 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2009. This evaluation was performed by the Chief Executive Officer and Chief Financial

Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

Form 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **John A. Singleton, President and Chief Executive Officer of Sun Entertainment Holding Corporation,** certify the following:

1. *Review*: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the interim period ended **March 31, 2010.**

2. *No misrepresentations*: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation*: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **May 31, 2010**

"John A. Singleton"

John A. Singleton
President & CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **John French, Chief Financial Officer of Sun Entertainment Holding Corporation,** certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the interim period ended **March 31, 2010.**

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **May 31, 2010**

"John French"

John French
CFO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SUN ENTERTAINMENT HOLDING CORPORATION

INTERIM FINANCIAL STATEMENTS

JUNE 30, 2010

(UNAUDITED-PREPARED BY MANAGEMENT)

SUN ENTERTAINMENT HOLDING CORPORATION

June 30, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
June 30, 2010 and December 31, 2009
(Unaudited-Prepared by Management)

ASSETS:

CURRENT ASSETS:	30-Jun-10	31-Dec-09
Cash	285,096	493,015
Royalty Reserve Cash	1,140,386	739,522
Accounts receivable	49,548	238,037
Inventory	89,001	93,692
Prepaid expenses	37,241	6,809
Total Current Assets	1,601,272	1,571,075
Fixed Assets; less accumulated depreciation of $35,970(2008), $36,395 (2007)	17,736	32,582
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	1,619,008	1,603,657
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	517,896	507,009
Income Taxes Payable	0	0
Due to Affiliate	109,404	96,199
Total current liabilities	627,300	603,208
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,313,887)	(2,305,146)
	991,708	1,000,449
	1,619,008	1,603,657

Approved by the Directors:

"John A Singleton" Director

"John C. French" Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
June 30, 2010
(Unaudited-Prepared by Management)

	3 Months Ended Jun 30 2010	6 Months Ended Jun 30 2010	3 Months Ended Jun 30 2009	6 Months Ended Jun 30 2009
ROYALTY REVENUES	538,684	832,224	397,539	612,312
INTEREST AND OTHER REVENUES	77,568	35,386	59,878	104,365
TOTAL REVENUES	616,251	867,610	457,417	716,677
OPERATING EXPENSES				
Wages	112,119	201,107	109,626	210,821
Outside Services	1,790	3,277	28,961	55,981
Office supplies	6,615	10,543	4,857	13,084
Postage	2,797	7,425	2,898	9,120
Rent	2,714	5,369	3,459	6,027
Auto	11,086	14,285	5,363	9,462
Security	1	58	(2)	66
Software	3,103	3,185	1,481	1,816
Copy Machine	146	287	139	290
Telephone	2,144	4,258	3,762	6,926
Dues & Subscriptions	2,520	3,603	3,391	5,196
Disposal	1,563	2,859	1,893	3,220
Copyrights & Trademarks	158	158	(114)	54
Consulting & Commissions	39,878	79,459	20,941	38,575
CDs/Cassettes Costs	20,203	35,365	35,869	58,878
Royalty Expense	206,394	312,229	142,924	222,282
Travel, entertainment and promotion	23,020	36,894	30,979	54,512
Legal and accounting	56,685	78,539	55,974	80,010
Utilities and taxes	30,309	40,611	11,944	23,644
Insurance	4,480	11,666	6,508	13,766
Management fees	27,242	47,184	24,529	45,452
Listing and transfer fees	5,172	7,777	4,706	10,500
Bank charges and interest	2,353	4,864	2,366	4,511
Amortization of goodwill	1,571	3,090	1,686	3,515
Repairs and maintenance	1,587	1,690	(2,252)	(405)
Total operating expenses	565,649	915,781	501,886	877,303
INCOME (LOSS) FROM OPERATIONS	50,602	(48,171)	(44,469)	(160,626)
FOREIGN EXCHANGE	(2,491)	(2,499)	0	0
EARNINGS (LOSS) FOR THE PERIOD	48,095	(50,670)	(44,469)	(160,626)
DEFICIT, BEGINNING	(2,392,733)	(2,293,968)	(2,088,443)	(1,972,286)
DEFICIT, ENDING	(2,313,887)	(2,313,887)	(2,132,912)	(2,132,912)
EARNINGS (LOSS) PER SHARE	$0.01	($0.01)	($0.01)	($0.01)

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
6/30/2010
(Unaudited-Prepared By Management)

	3 Months Ended Jun 30 2010	6 Months Ended Jun 30 2010	3 Months Ended Jun 30 2009	6 Months Ended Jun 30 2009
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	48,095	(50,670)	(44,469)	(160,626)
Amortization of goodwill, a charge not involving cash	0	0	0	0
	48,095	(50,670)	(44,469)	(160,626)
Net change in non-cash working capital balances relating to operations	82,092	457,210	(219,864)	(137,749)
	130,187	406,540	(264,333)	(298,375)
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	130,187	406,540	(264,333)	(298,375)
CASH AT BEGINNING OF PERIOD	1,295,295	1,018,942	1,961,825	1,995,867
CASH AT END OF PERIOD	1,425,482	1,425,482	1,697,492	1,697,492

SUN ENTERTAINMENT HOLDING CORPORATION
SUPPLEMENTARY FINANCIAL INFORMATION
SIX MONTHS ENDED JUNE 30, 2009

Schedule B
Exhibit 5

1 Goodwill

(Please see Note 4)

2 Related party transactions

(Please see Note 5)

3(a). Securities issued during the period January 1 to June 30, 2010.

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Nil						

3 (b). Options were granted during the period January 1 to June 30, 2010

Date Granted	No. of Shares	Price	Expiry Date
Nil			

4 Share capital

4(a) Authorized - 100,000,000 common shares without par value

4(b) Issued and outstanding

	June 30, 2010		June 30, 2009	
	Number of shares	Ascribed Amount	Number of Shares	Ascribed Amount
- Balance at beginning of year	11,921,679	$3,305,595	11,921,679	$3,305,595
- Allotted and Issued during the period for debt	-	-	-	-
- Allotted and Issued during the period for cash from options exercised	-	-	-	-
- Alotted and Issued during the period for cash from private placement	-	-	-	-
- Balance at June 30, 2009	11,921,679	$3,305,595	11,921,679	$3,305,595

4(c) At June 30, 2010 the company had the following directors' and employees' options and warrants outstanding:

Directors' and Employees' Options

Nil

Series "A" Share Purchase Warrants

Nil

4(d) At June 30, 2009, the following shares in each class are subject to escrow or pooling agreements

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at June 30	1.0504	1.0267
Average rate for the period	1.0503	1.0165

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment provision	(147,535)	(147,535)
	$ 0	$

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

Balance Sheet:		
Accounts payable to companies controlled by directors	$ 574,592	$ 519,221
Advances from directors	0	0
Due to companies controlled by directors	0	0
Statement of Operations:		
Management fees incurred to a company controlled by a director	12,000	12,000
Royalties incurred to company controlled by a director (Note 2)	37,810	44,424

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at March 31, 2010 and 2009	11,921,679	$ 3,298,095

7. INCOME TAXES

The reconciliation of differences between the Company's reported income tax expense at the effective rate and the expense that would otherwise result from the application of statutory rates for Canadian and U.S. taxes is as follows:

		2010		2009	
Income tax expense at the combined U.S. federal and state statutory tax rate of 35%	$	(82,515)	$	120,307	
Reduction for effect of lower marginal tax rates		5,374		(18,962)	
Differences between financial statement expenses and tax deductible expenses		9,815		(4,846)	
Provision for income taxes at effective rate	$	(67,326)		96,499 $	–

The significant components of the Company's potential future tax assets are comprised of differences between the financial statement and tax basis of the following items:

		2010		2009	
Canadian tax losses		$233		$188	
US tax losses	$	11,744			
Differences for depreciable equipment		(4,043)		(1,611)	
Differences for exploration expenses		29,085		34,901	
		37,019		33,478	
Less valuation allowance		(25,275)		(33,478)	
Future income tax asset	$	11,744 – $	– $		–

8. ECONOMIC DEPENDENCE

Approximately 49% of the Company's sales are made to three customers. (2008 - 51% to four customers) Additionally, 58% of merchandise sales are made to one customer (2008 – 57%) The loss of a material amount of sales to any of these customers could have a material adverse effect on operations.

The Company's operations are dependent on the license rights to use certain master sound recordings owned by Shelby Singleton Enterprises Inc. (see Note 1) as substantially all of the Company's sales are generated from the license rights to use these recordings.

9. CONTINGENCIES

From time to time, the Company is involved in various complaints claims and litigation arising in the ordinary course of its business. These claims relate primarily to disputes over royalties payable, defence of the Company's intellectual property rights, trademarks, and name. At any time the Company may be pursuing one or more of such actions and any expense related to them are expensed as incurred. Expenses relating to settlement of royalty claims are accrued based on management's estimate of the most likely outcome of such claims and are revised as more information is attainable or as claims are settled. The Company is defending an action which claims additional artists' royalties due for certain artists in past years. A provision for the cost of resolving this matter has been included in accrued liabilities. Management expects that this matter will be settled at the cost provided for in accrued liabilities, however due to the inherent uncertainties of this claim; the ultimate resolution of this matter could result in costs in excess of those currently provided for.

10. COMMITMENTS

The Company leases certain equipment and an automobile under long-term leases. The leases expire at varying dates to December 31, 2012.

The premises lease is renewed on a year-to-year basis. (Note 5)

During 2009 the Company entered into a consulting agreement with an Executrix of an Estate with shareholdings and influence over the Company for a five-year term commencing October 7, 2009. The Company is committed to annual payments under the agreement of $85,650 (denominated in US$75,000) that terminate unless the contract is renewed on October 7, 2014.

Total commitments over the next five years, under the consulting agreement and other obligations are as follows:

2010	$ 86,518
2011	80,881
2012	80,367
2013	78,825
2014	54,578
Total	$ 381,169

11. RECENT ACCOUNTING PRONOUNCEMENT NOT YET ADOPTED

International Financial Reporting Standards ("IFRS")

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Business Combination, Non-controlling Interest, and Consolidation

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, ("Section 1582"), 1601, Consolidated Financial Statements, ("Section 1601") and 1602, Non-controlling Interests, ("Section 1602") which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards ("IFRS"). Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standard for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

RECEIVED
2010 SEP 22 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2009 as well as the unaudited interim consolidated financial statements and notes for the six months ended June 30, 2010.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to approximately 6,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy in Canada and from digital download companies Apple iTunes and eMusic in the United States and Charly in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials and sums received from sales of merchandise that features the Company's logo.

OVERALL PERFORMANCE

Revenues

Revenues for the six month period ending June 30, 2010 were $867,610 up 21% compared to $716,677 for the same period of 2009. Royalty and license fee revenues for the current period were $832,244 compared to $621,205 for the same period of 2009, which is a 34% increase. Sales of merchandise containing the Sun Records and artists names and likeness decreased 66% during the current period over the same period in 2009 due to a major purchase by a major restaurant/gift shop chain in 2009.

During the current period, sixty seven (60%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining thirty three (40%) percent received from licensees outside the United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), Sony Music Entertainment, Madacy Entertainment and Charly Records. Royalty revenues from the digital download companies are becoming more significant for the Company and during the current period these royalties accounted for seventeen (17.6%) percent of the total royalty revenues received by the Company and this compares to twelve (12%) for the same period in 2009. The Company receives most of its revenues from outside the United States from Charly Records in Europe.

Cost of Goods Sold
The cost of goods sold (including royalty expense to artists, producers and publishers) for the six month period ending June 30, 2010 were $427,053 compared to $274,040 for the same period of 2009. Increased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused an increase in the royalty expense portion of cost of goods sold and increased purchases of Sun logo enhanced merchandise caused an increase in the merchandise portion of cost of goods sold.

Expenses
Overhead for the six month period ending June 30, 2010 was $488,728 compared to $603,263 for the same period of 2009.

Statement of Operations & Deficit
The losses for the six month period ending June 30, 2010 were $48,171 compared to earnings of $160,626 for the same period of 2009. The decrease in loss was due to the increase in royalty revenues, decrease in overhead and the improvement of the value of the US dollar against the Canadian dollar .

Finance & Cash Flow
Cash earned in operating activities during the six month period ending June 30, 2010 was $505,305 compared to $137,749 for the same period of 2009. The increase in cash usage was primarily due to the billing terms for merchandise purchased during the current period and the increase in cost of goods sold.

No cash was used in investing activities during the six month period ending June 30, 2010 or for the same period of 2009.

There were no financing activities during the six month period ending June 30, 2010 or for the same period of 2009.

Worldwide recorded music sales fell by about 10% in 2009 and revenue growth from digital services was insufficient to compensate for a continuing fall in sales of compact discs (cds), according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). The report also states that while global digital sales in 2009 increased by 12% over those sales in 2008 to US$4.2 billion, total global sales of cds in 2009 decreased by 16% , causing overall industry revenue to decline to about $15.8 billion in 2009 from about $17.5 billion in 2008. The music business still relies on approximately 73% of global sales from physical product against 27% digital. IFPI estimates that 95% of downloaded music is stolen by the consumer and the music industry continues to explore ways to wipe out the rampant piracy that is a critical threat to all companies whose main business is music and digital piracy is blamed for most of the 30% decline in music sales from 2004 to 2009. In the first quarter of 2010, the erosion in cd sales slowed in the United States, album sales were down 6.1%% compared to the same period in 2009. Digital sales in the first quarter of 2010 showed their first year-on-year quarterly decline, falling 0.9% of those in the same period of 2009.

On February 25, 2010 an iTunes customer in Woodstock, Georgia downloaded what was iTunes'10 billionth download. The song downloaded was Johnny Cash's "Guess Things Happen That Way", which is from the Company's master catalog. iTunes market share in the United States is now 27% and it has widened its lead over second place Walmart, which now has a US market share of 12.5%.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. During the current period, The Company finalized agreements for the use of master recordings in two major television commercials in the United States and in Europe. "Wide Open Road" as performed by Johnny Cash was used in a Walmart commercial in the United States and "Iko Iko" as performed by The Dixie Cups was used in a major food company commercial in Europe. "I Walk The Line" as performed by Johnny Cash was used in the HBO series, BIG LOVE and "Great Balls Of Fire"as performed by Jerry Lee Lewis was used in the Ellen Degeneres show.. The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers. An agreement between the Company and the estate of Johnny Cash was finalized during the current period under the terms of which the Company now has the rights to market merchandise that includes the name and likeness of Johnny Cash along with the Sun logo. Sun/Elvis, Sun/Cash, Sun/Jerry Lee Lewis and other branded merchandise can be seen and ordered from the Company's online store through a special website, www.sunelvis.com.

SELECTED ANNUAL INFORMATION

	2009	2008	2007
Revenues	$1,738,037	$2,181,917	$3,371,584
Royalties expense and product costs	$ 990,087	$ 802,162	$1,202,007
Expenses, other than royalties and product costs	$1,073,607	$1,120,002	$1,244,682
Income before taxes	$ (325,657)	$ 259,753	$ 924,895
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings per share	$ 0.01	$ 0.01	$ 0.05
Total assets	$1,603,657	$2,204,629	$2,693,167
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2010	2009	2009	2009	2009	2008	2008	2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	251,359	751,358	237,110	457,417	292,152	523,932	365,113	896,498
Income before taxes	(98,765)	(46,222)	(118,809)	(44,469)	(116,157)	187,067	(41,107)	337,530
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	0.01	(0.01)	0.03

LIQUIDITY AND RISKS

As at June 30, 2010, the Company had a working capital excess of $973,972 compared to a working capital excess of $967,867 as at December 31, 2009, the end of the Company's last completed fiscal year.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 5.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. The Company expects its first consolidated financial statements presented in accordance with IFRS to be for the three-month period February 28, 2012, which includes presentation of its comparative results for fiscal 2011 under IFRS. In order to prepare for the changeover to IFRS, the Company will develop an IFRS conversion plan comprised of three phases:

PHASE	DESCRIPTION AND STATUS
PRELIMINARY PLANNING AND SCOPING	The IFRS conversion plan will include consideration of the impacts of IFRS on the Company's financial statements, internal control over financial reporting, information systems and business activities such as foreign operations, if any, compensation metrics, and personnel and training requirements. Based on Management's preliminary review of IFRS and current Company processes, minimal impact is expected on information systems and compensation metrics.
DETAILED IMPACT ASSESSMENT	This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS that may or will result in accounting and/or disclosure differences in the Company's financial statements, along with quantification of impact on key line items and disclosures. The phase includes identification, evaluation and selection of accounting policies necessary for the Company's conversion to IFRS and evaluation of the impact on outstanding operational elements such as debt covenants and budgeting. The Company expects to complete this phase by the end of 2010.
IMPLEMENTATION	This phase will embed the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes. This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS financial statements. The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company's quarterly and annual consolidated financial statements and related notes effective December 1, 2011, however continued progress on the IFRS conversion plan is necessary before the Company is able to describe or quantify those effects.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

CORPORATE DISCLOSURE

The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2009 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2009. This evaluation was performed by the Chief Executive Officer and Chief Financial Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

SUN ENTERTAINMENT HOLDING CORPORATION
SUPPLEMENTARY FINANCIAL INFORMATION
SIX MONTHS ENDED JUNE 30, 2009

Schedule B
Exhibit 5

1 Goodwill

(Please see Note 4)

2 Related party transactions

(Please see Note 5)

3(a). Securities issued during the period January 1 to June 30, 2010.

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Nil						

3 (b). Options were granted during the period January 1 to June 30, 2010

Date Granted	No. of Shares	Price	Expiry Date
Nil			

4 Share capital

4(a) Authorized - 100,000,000 common shares without par value

4(b) Issued and outstanding

	June 30, 2010		June 30, 2009	
	Number of shares	Ascribed Amount	Number of Shares	Ascribed Amount
- Balance at beginning of year	11,921,679	$3,305,595	11,921,679	$3,305,595
- Allotted and Issued during the period for debt	-	-	-	-
- Allotted and Issued during the period for cash from options exercised	-	-	-	-
- Alotted and Issued during the period for cash from private placement	-	-	-	-
- Balance at June 30, 2009	11,921,679	$3,305,595	11,921,679	$3,305,595

4(c) At June 30, 2010 the company had the following directors' and employees' options and warrants outstanding:

Directors' and Employees' Options

Nil

Series "A" Share Purchase Warrants

Nil

Form 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **John A. Singleton, President and Chief Executive Officer of Sun Entertainment Holding Corporation,** certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the interim period ended **June 30, 2010.**

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **AUG 30, 2010**

"John A. Singleton"

John A. Singleton
President & CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, **John French, Chief Financial Officer of Sun Entertainment Holding Corporation,** certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Sun Entertainment Holding Corporation** (the "issuer") for the interim period ended, **June 30, 2010.**

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **August 30, 2010**

"John French"

John French
CFO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Insider transaction detail - View details for insider

2010-09-13 18:42 ET


RECEIVED
2010 SEP 22 P 1:48

Transactions sorted by : **Insider**
Insider family name : **singleton (Starts with)**
Given name : **shelby (Starts with)**
Transaction date range : **January 8, 2009 - September 12, 2010**
Equity securities : **Common Shares**

Insider name: Singleton Jr., Shelby S.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
Issuer name: Sun Entertainment Holding Corporation								
Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer								
Ceased to be Insider: Not applicable								
Security designation: Common Shares								
1562599	2010-01-15	2010-01-20	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+25,000	0.2150	1,563,975	

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
1562602	2010-01-15	2010-01-20	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,250	0.2200	1,565,225	
1584608	2010-02-17	2010-02-26	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+27,250	0.1950	1,592,475	
1592900	2010-03-04	2010-03-10	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+17,500	0.1850	1,609,975	
1654795	2010-06-15	2010-06-15	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,250	0.1850	1,611,225	
1661973	2010-06-24	2010-06-28	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+12,500	0.1900	1,623,725	
1692179	2010-08-25	2010-08-30	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+13,750	0.1900	1,637,475	

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider family name : singleton (Starts with)
Given name : john (Starts with)
Transaction date range : January 8, 2009 - September 12, 2010
Equity securities : Common Shares

Insider name: Singleton, John A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
Issuer name: Sun Entertainment Holding Corporation								
Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer								
Ceased to be Insider: Not applicable								
Security designation: Common Shares								
1562608	2010-01-15	2010-01-20	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+25,000	0.2150	2,100,775	

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
1562610	2010-01-15	2010-01-20	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,250	0.2200	2,102,025	
1584617	2010-02-17	2010-02-26	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+27,250	0.1950	2,129,275	
1592930	2010-03-04	2010-03-10	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+17,500	0.1850	2,146,775	
1654798	2010-06-15	2010-06-15	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,250	0.1850	2,148,025	
1661978	2010-06-24	2010-06-28	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+12,500	0.1900	2,160,525	
1692178	2010-08-25	2010-08-30	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+13,750	0.1900	2,174,275	